SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2009

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

CREDICORP Ltd. reports First Quarter 2009 Earnings

Lima, Peru, May 7, 2009 - Credicorp (NYSE:BAP) announced today its unaudited results for the first quarter of 2009. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•      Credicorp reported net earnings of US$ 110.6 million for 1Q09, reflecting a recovery of its income generation capacity from the strongly depressed 4Q08 earnings of only US$ 13.5 million. This result reveals the strength of Credicorp’s business in the midst of the worst financial crisis in decades, with BCP maintaining its strong business and contribution, and the other subsidiaries becoming also significant contributors to bottom line results.
•      Net loan growth reveals however the impact of the world recession and market uncertainties, which froze the decision-making processes of the Peruvian business world and generated defensive actions to reduce potential risks leading to a sluggish demand for financing that resulted in a 4% contraction of our total loan book balance. However, when measuring average daily outstanding balances in each currency, it shows that the Nuevos Soles loan volumes (mainly retail sector) continued growing and could compensate the loan volume drop in US Dollars (mainly the still dominant wholesale sector) resulting in a weighted average 1.1% QoQ loan growth in average balances per currency.
•      Cancelling the open position in Nuevos Soles (with resulting low USD yields) and a drop in market interest rates, mainly for US Dollar lending, resulted in lower interest income, which was attenuated by lower interest paid on deposits, the main financial expense. As a consequence, financial margins slimmed (-3.9%) and NIM slipped 10 basis points.
•      Thus, NIM reached 4.7%, though it is worth highlighting that NIM on our loan book improved to 7.5% (vs. 7.3% 4Q08), but could not offset the impact of the weak interest income earned by our USD liquidity position. On the other hand, and to compensate the lack of yield in the Dollar position, excess liquidity was partly invested in USD Global Sovereign Bonds (as alternative to BCR CD’s) which generated a significant gain when sold boosting non interest income.
•      Non financial income was boosted not only by the gains referred to above, but also by the fee increase at Prima, jumping 11.7% QoQ. These compensated a lower fee collection at BCP given the drop in commercial activity and capital markets & loan placement related fees.
•      Loan portfolio quality is still strong, though a deteriorating trend due to a slow down of growth was expected and is accelerating with the sharper slowdown in economic activity. Delinquencies increased only by US$ 34 million from US$ 84 million to US$ 117 million in this 1Q09, but given the drop in loan book balances, the ratio PDL/Loans reached 1.2%, up from 0.8% by the end of 2008.
•      Operating expenses were fairly flat QoQ as the increase of costs resulting from the network expansion was already reflected last 4Q08. Increased earnings however impact positively the efficiency ratio which reaches 44%, down from 46.4% in 4Q08.
•      BCP’s contribution to Credicorp’s bottom line therefore continues being strong at US$ 99 million and reveals a 19% increase vis-à-vis 4Q08.
•      BCP Bolivia could not continue its high performance in the economic and political environment it operates, and reports a drop in earnings contribution to US$ 8.5 million for 1Q09.
•      ASHC recovered from the market related write-off’s and provisions of last quarter and reported a normalized business result, though significantly lower than that of a year ago, reflecting the lower fee income resulting from the contraction of its AuM and reduced investment activity. Its contribution to Credicorp reached US$ 3 million for 1Q09.
•      PPS on the other hand, is harvesting the results of its newly implemented business strategy and reported gains in all business segments leading to a total US$ 6.8 million earnings for 1Q09, which results in a contribution to Credicorp of US$ 5.2 million.
•      Finally, despite the still volatile market, Prima AFP reports increased income through higher fees and growth of its business. Its contribution reached US$ 6.2 million, a significant increase from US$ 1.4 million for 4Q08.
•      Credicorp’s results for this difficult 1Q09 reflect the solid business & financial condition of the corporation and the resilience of our economy. Net earnings are in line with our expectations and reflect a significant 26.3% ROAE and 2.1% ROAA, with a PDL ratio of 1.2%, and an efficiency ratio of 44%.

I. Credicorp Ltd.

Overview

Credicorp reported net earnings of US$ 110.6 million for 1Q09, reflecting a recovery of its income generation capacity from the low 4Q08 earnings of only US$ 13.5 million, which were strongly depressed due to the events of last year related to the financial crisis. This represents EPS of US$ 1.39, and an excellent ROAE of 26.35%.

It is however noteworthy, that even though the massive market meltdown experienced in the second half of 2008 impacted our year end bottom line results for 2008, it did not affect then the operational results of Credicorp’s core business. This quarter however, the consequent world recession has impacted the Peruvian markets resulting in a very quick slowdown in economic activity in 1Q09 which affected our banking core business. On the other hand, measures taken to improve the yields achieved by BCP’s treasury management, as well as improved results from other subsidiaries of Credicorp, i.e. the insurance business and the asset management business, have enabled Credicorp to report such net earnings improvement.

As indicated, operating results for the 1Q09 show the effects of the world recession. In fact, the severity of the international financial crisis, followed by an unprecedented and fast slowdown in the world economy, affected Peru’s economic activity this 1Q09 in a stronger magnitude than anticipated reaching only a 2% GDP growth for the quarter. Furthermore, the uncertainties in the world markets froze the decision making processes of the Peruvian business world, resulting in defensive actions such as inventory reductions and postponement of investments to reduce potential risks, leading to a sluggish demand for financing, especially in the corporate and middle market sectors. The retail sector on the other hand was less impacted and continued growing. The visible impact of these events on total loan book as of March 31/2009 reveals a contraction of -4% compared to our loan book at December 31/2008 and makes the negative trend this quarter evident. Nevertheless, when looking at average daily balances which reflect real lending activity, and separating our loan book by currency to eliminate currency fluctuation distortions, loan book grows 1.1% QoQ and 21.3% YoY, a significant achievement in this market environment.

Despite this higher “real” lending volumes, interest income from lending reports a drop which is to a great extent explained by declining market interest rates, mainly for US Dollar lending in the wholesale sector, and also due to accounting procedures which incorporate currency fluctuations within the quarter since Nuevos Soles results are converted every month at the exchange rate of the month into US Dollars and monthly dollar numbers added up for the quarter. However, when analyzing interest income by currency, we reveal increasing Nuevo Soles interest generation in line with the loan expansion in such currency, and a proportionately stronger contraction in US Dollar income generation from lending mainly in the wholesale sector due to declining interest rates. On the other hand, dropping interest rates allowed some better spreads on loans improving our NIM on loans as we will see further on.

In addition, a more significant negative impact on interest income came from the investment of excess liquidity, which was held almost entirely in US Dollars following the conservative and risk adverse policy on currency exposure, and achieved very low returns. However, to improve income, the Treasury decided already in October 08 to invest in alternative US Dollar and Soles denominated global government bonds which offered better yields and a tax shield, instead of keeping its liquidity in Central Bank deposits. This decision provided an improved overall yield on investments which escapes the NII and therefore NIM calculation since it appears when sold through gains on the value of these securities and the tax shield which reduces our effective tax rate for the period. Consequently, interest income dropped by -8.5% while gains on the sale of securities went up threefold reaching US$ 50 million.

On the other hand, lower market interest rates for both currencies led to a drop in interest expense of -15.5%, softening the drop in Net Interest Income to -3.9%, which as explained above, was widely compensated by the gains in the sale of those sovereign securities. Nevertheless, the lower NII is reflected in a drop in NIM from 4.9% to 4.7%, despite the slight improvement in loan spreads which improved NIM on loans from 7.3% to 7.5%. On a yearly comparison, NII was still 7.6% up.

As expected following the events described above, total non financial income was up 11.7% QoQ, not only because of the gains in sale of securities mentioned before, but also because of better fee income from the asset management business (Prima and ASB), which compensated BCP’s lower fee income contribution and resulted in a 4.9% QoQ fee income increase at Credicorp.

The insurance business also improved its performance as the change in business policies was fully implemented for the insurance book of PPS. This is mainly reflected in the rates of incurred claims, which dropped by -24% QoQ, and the costs for life and health policies, which dropped also by -14% QoQ. Therefore, net income from insurance was up 41% QoQ to US$ 28.5 million.

Credicorp Ltd.	Quarter			Change %
US$ thousands	1Q09	4Q08	1Q08	1Q09/1Q08	1Q09/4Q08
Net Interest income	205,866	214,230	191,267	7.6%	-3.9%
Total provisions, net of recoveries	(26,425)	(5,621)	(16,191)	63.2%	370.1%
Non financial income	178,105	159,387	152,085	17.1%	11.7%
Insurance premiums and claims	28,507	20,284	12,298	131.8%	40.5%
Operating expenses	(221,212)	(220,262)	(184,100)	20.2%	0.4%
Income before non-recuring items, translation results, workers´ profit sharing and income taxes	164,842	168,018	155,359	6.1%	-1.9%
Translation results	(4,708)	(31,813)	68,695	-106.9%	-85.2%
Impairment	(4,437)	(40,856)	-	0.0%	-89.1%
Provision Atlantic Blue Chip Fund and propietary exposure	-	(43,489)	-	0.0%	-100.0%
Worker's profit sharing and income taxes	(38,209)	(33,771)	(39,329)	-2.8%	13.1%
Net income	117,488	18,088	184,726	-36.4%	549.5%
Minority Interest	6,910	4,597	6,728	2.7%	50.3%
Net income attributed to Credicorp	110,578	13,491	177,998	-37.9%	719.6%
Net income/share (US$)	1.39	0.17	2.23	(0.38)	719.6%
Total loans	10,119,759	10,546,378	8,919,841	13.5%	-4.0%
Deposits and Obligations	13,327,794	13,779,414	12,929,288	3.1%	-3.3%
Net Shareholders' Equity	1,668,154	1,689,394	1,850,680	-9.9%	-1.3%
Net interest margin	4.7%	4.9%	4.5%
Efficiency ratio	44.0%	46.4%	40.3%
Return on average shareholders' equity	26.3%	3.1%	40.4%
PDL/Total loans	1.2%	0.8%	0.8%
Coverage ratio of PDLs	205.4%	270.7%	310.0%
Employees	20,030	19,882	17,348

On the cost side, total operating costs were basically flat QoQ but showed the expected 20% increase when measured against 1Q08. Personnel and administrative expenses were in fact lower QoQ but in line with overall higher expenses related to the expanded network. The opening of new branches was basically completed in January and no further significant expansion will take place this year. However, other expenses within operating costs did increase threefold and are basically explained by the provisions generated by the imperfect hedge of our SAR program due to the high volatility of our stock, the lower earnings on sale of “repossessed assets” and to a less extent, larger commissions paid in the insurance business. Nevertheless, Credicorp’s efficiency ratio shows an improvement QoQ at 44% vs. 46.3% in 4Q08.

Loan portfolio quality is still sound, though it shows some signs of the economic slowdown, as well as some deterioration due to the natural maturity cycles in loans. In fact, the 0.79% PDL/Loans ratio was certainly viewed as a low point expected to be a turning point. Absolute volumes of past due loans increased since the end of December from US$ 82.9 million to US$ 117.0 million by the end of March. This increase in delinquencies results in our PDL ratio moving up to 1.16% PDL/Loans, though the move in the ratio also incorporates the 4% contraction of our loan book. Provisions for loan losses were in line with projections, but not enough to avoid a reduction of coverage which fell from 270% to 205%. We continue following a more conservative provisioning policy for our retail portfolio, increasing the internal minimum provisioning requirements in line with a more sophisticated risk assessment methodology which might lead to higher net provisioning. Nevertheless, the increase in delinquencies is in line with the economic slowdown and though we view and monitor these numbers with some concern and take certain precautionary measures, it does not represent any major concern since the deterioration is by no means an indication of any significant nor worrisome credit quality deterioration.

Furthermore, elements that have generated volatility in earnings in the past are expected to be under control: (i) The volatile translation results of the last year were gradually eliminated as we changed our policy on currency exposure, eliminating any open Nuevo Sol position on our balance sheet. Thus, the translation loss of US$ 4.7 million is probably the last significant amount to be seen for now since we have in the meantime eliminated any Nuevos Soles net exposure. (ii)The impairment of US$ 4.4 million is also non material and responds to further market volatility. (iii)Regarding the volatile provisions related to the SARs program, we are introducing a modification to the SARs program that will minimize the large variations in provisions required due to the imperfect coverage of those options in scenarios of high volatility in the market price of BAP.
Finally, taxes for Credicorp will have an inevitable though small volatility since these are determined based on Nuevo Sol local accounting and thus different earnings results of the individual subsidiaries and incorporate the tax shields provided by investment in government securities.

Credicorp – the Sum of its Parts

Results of Credicorp this 1Q09 reflect the better performance of all of Credicorp subsidiaries. Even though the effects of the economic recession we are facing are reflected in the operating performance of our banking business for this 1Q09, there is still growth in our lending business and performance of the other businesses has improved. Therefore, overall bottom line results for Credicorp reveal a recovery of its earnings generation to normalized and even improved levels that reflect the still robust business opportunities the Peruvian market offers.

BCP has seen this quarter the impact of the deep world recession on our market’s economic activity which sacked to the lowest level in February as the business community froze in expectation of developments in the world that might affect them. Therefore, operating results dropped more than anticipated, but were widely compensated by some protective measures to generate additional income, leading to a very strong 19% QoQ net income growth. Thus, BCP’s contribution to Credicorp reached US$ 98.9 million from US$ 82.9 million in 4Q08, reflecting a solid 29.5% ROAE

Earnings Contribution
(US$ Thousands)	1Q09	4Q08	1Q08	1Q09/1Q08	1Q09/4Q08
Banco de Crédito BCP(1)	98,911	82,867	161,353	-39%	19%
BCB	8,518	11,414	10,476	-19%	-25%
Atlantic	3,017	(65,468)	5,673	-47%	105%
PPS	5,230	(7,440)	2,342	123%	170%
Grupo Crédito (2)	6,866	5,273	9,807	-30%	30%
Prima	6,246	1,437	9,015	-31%	335%
Others	620	3,836	792	-22%	-84%
Credicorp and Others (3)	(3,446)	(1,741)	(1,178)	193%	98%
Credicorp Ltd.	(3,941)	(2,464)	(1,724)	129%	60%
Otras	495	723	546	-9%	-32%
Net income attributable to Credicorp	110,578	13,491	177,997	-38%	720%
(1) Includes Banco de Crédito de Bolivia.
(2) Includes Grupo Crédito, Servicorp and Prima AFP
(3) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.

BCP Bolivia, which is consolidated within BCP, reported a contribution of US$ 8.5 million for 1Q09 vs. US$ 11.4 million for 4Q08, which despite the drop are still solid earnings and reflect a significant stagnation of investment activity in the country.

After the hard year end for ASHC, which carried the bulk of the effects from the financial crisis on Credicorp and reported losses of US$ 65.5 million in 4Q08, results of the private banking activity at ASB have recovered normal levels, which undoubtedly reflect the contraction in portfolio values of the asset management business and reduced investment activity. Nevertheless, results are satisfactory and mean a contribution to Credicorp of US$ 3 million (vs. US$ 5.7 million a year ago). Furthermore, the strategy for handling the Madoff event contributed to minimize the reputational damage and preserve our clientele. But more importantly, the strategy developed for a coordinated and improved Asset Management business is setting the stage for future growth.

The insurance business at PPS reported blue numbers in all insurance business segments for the first time after 1.5 years. The changes in the business model implemented in the last 18 months which aim at a reduction of the risk retention levels in our books for the P&C corporate business are proving effective and enabled PPS to reduce casualties significantly. As a consequence of this however, net premiums earned contributed to Credicorp dropped -5.4% to US$99 million from US$ 105 million, but the lower claims in the property and casualty sector, led to significantly improved technical results which reached US$ 13.4 million in 1Q09, up from US$ 3.9 million in 4Q08 and a technical result of US$ -0.4 million in 3Q08. This improvement is also reflected by its NEL (Net Earned Loss) ratio which reached 69.2% for 1Q09 vs. 78.6% for 4Q08, 82% for 3Q08 and even 94% in 2Q08. Therefore, the change in business strategy might reduce premium growth but significantly improve profitability. In addition, better cost controls support the downward trend in operating expenses which reached US$ 18.1 million vs. US$ 20.1 million a year ago. Consequently, total contribution to Credicorp reached this 1Q09 US$ 5.2 million, a significant recovery from the losses of 4Q08 of US$ 7.4 million, and a very encouraging number even in comparison to previous quarters in the last years.

Finally, Prima’s business results are showing significant improvements. Prima’s fee income was up 11% from last year reaching US$ 21.2 million in 1Q09, while operating costs were lower YoY by -7%, leading to a significant 34% increase in operating profits, which reached US$ 10.4 million and led to a bottom line and contribution to Credicorp of US$ 6.2 million. Furthermore, and despite Prima’s announced fee increase which became effective for this quarter, Prima maintains its dominant position in the market, capturing important market shares (30.3% of AuM, 32.0% of collections and 45.0% of voluntary contributions to the funds).

II. Banco de Crédito – BCP - Consolidated

Overview 1Q09

BCP reported net 1Q09 earnings of US$ 99.98 million (US$ 0.07 per share) reflecting a 15.4% increase in earnings compared with US$ 86.6 million (US$ 0.06 per share) in the previous quarter. A comparison with 1Q08 is however distorted by the significant non-recurrent translation gains reported in 1Q08 which boosted earning to US$ 0.129 per share.

This strong income growth, especially when considering we are in the midst of the worst world recession in decades, was achieved despite QoQ lower though still robust results from BCP’s core business, which were supported by gains realized on treasury activities. In fact, the severity of the international financial crisis followed by an unprecedented and fast slowdown in the world economy affected Peru’s economic activity, and therefore BCP growth this 1Q09 in a stronger magnitude than expected. This is reflected in its loan book balances and core income. As explained before, the uncertainties in the world markets froze the decision making processes of the Peruvian business world, resulting in defensive actions such as inventory reductions and postponement of investments to reduce potential risks, leading to a sluggish demand for financing. Though the retail sector was less impacted and continued growing, loan book growth was neutralized by the demand drop in the still dominant wholesale sector, mainly in the US Dollar denominated portfolio, resulting in a contraction of -4% QoQ of our loan book balances at the end of each period. However based on average daily balances and separating the currencies to eliminate distortions due to currency volatility, QoQ average balances growth of 1.1% is still reported and 21.3% YoY, though a negative trend could not be denied. Though core earnings do not reflect this “real” growth because of dropping US Dollar market rates, low yields in US Dollar investments of excess liquidity, and lower fee income, the boost in net earnings from treasury activities enabled BCP to report ROAE of 29.5% for 1Q09, a significant improvement compared to 25.5% last quarter.

Core Earnings

Core Revenues	Quarter			Change %
US$ 000	1Q09	4Q08	1Q08	1Q09/1Q08	1Q09/4Q08
Net interest and dividend income	186,161	189,322	172,610	7.9%	-1.7%
Fee income, net	77,553	84,826	79,747	-2.8%	-8.6%
Net gain on foreign exchange transactions	20,328	33,175	19,971	1.8%	-38.7%
Core Revenues	284,042	307,323	272,328	4.3%	-7.6%

As anticipated, BCP’s core earnings suffered (-7.6%) as (i) our loan book reflected the extreme caution exercised by our clients from the wholesale (corporate and middle market) segment leading to only small growth, (ii) our accounting methodology to report Nuevos Soles income (and expenses) in US Dollars incorporated currency fluctuations understating this quarter interest income, and to a greater extent (iii) our investment of excess liquidity achieved poor yields in a market with extremely low US dollar rates. Consequently, and despite slightly better spreads, interest income contracted -7.5%.

On the other hand, BCP benefited from dropping market rates that allowed increasing spreads since interest expense dropped at a higher rate of -15.6% smoothing out the contraction of net interest and dividend income to only -1.7% QoQ. On fee income, the stronger QoQ drop of -8.6% is the result of less economic activity leading to a drop in trade related fees, mortgage fees and fees related to less capital market activities and less corporate lending (both being also significant fee generating businesses). Finally, the drop of -38.7% in net gains on FX transactions is linked to the reduced transactional and trade related activity. Nevertheless, Core Earnings are still 4.3% higher than in the 1Q08, which was characterized by very strong growth in economic activity of the country.

Banco de Crédito and Subsidiaries	Quarter			Change %
US$ 000	1Q09	4Q08	1Q08	1Q09/1Q08	1Q09/4Q08
Net Financial income	186,161	189,322	172,610	7.9%	-1.7%
Total provisions, net of recoveries	(27,180)	(6,428)	(16,951)	60.3%	322.8%
Non financial income	148,246	141,433	124,563	19.0%	4.8%
Operating expenses	(173,095)	(171,967)	(137,909)	25.5%	0.7%
Translation results	(4,260)	(28,346)	57,249	-107.4%	-85.0%
Worker's profit sharing and income taxes	(29,607)	(36,851)	(33,365)	-11.3%	-19.7%
Net income	99,982	86,631	165,773	-39.7%	15.4%
Net income/share (US$)	0.066	0.057	0.129	0.066	0.129
Total loans	10,031,099	10,444,723	8,837,689	13.5%	-4.0%
Deposits and obligations	13,608,169	14,063,720	12,938,927	5.2%	-3.2%
Shareholders equity	1,312,090	1,400,404	1,195,587	9.7%	-6.3%
Net interest margin	4.5%	4.6%	4.7%
Efficiency ratio	55.2%	57.3%	47.5%
Return on average equity	29.5%	25.5%	57.0%
PDL/Total loans	1.2%	0.8%	0.8%
Coverage ratio of PDLs	206.6%	271.9%	313.2%
BIS ratio	12.4%	11.5%	13.8%
Branches	339	330	277
ATMs	926	890	778
Employees	16,628	15,971	10,959

Despite an improvement in spreads and NIM for our loan book, the poor returns on US Dollar excess liquidity depressed NIM slightly resulting in 4.5%, down from 4.6% the previous quarter. Some successful measures taken by our treasury to improve such returns on liquidity are however not captured in our NIM calculation. These refer to the investment in Global Peruvian Government bonds (US dollar denominated instruments), as an attractive alternative to CB deposits in US Dollars given their volatility in spreads and resulting market value, and tax exemption. The improved earnings come from the increased market value of these securities since their purchase, which were partially realized and therefore reported as gains on the sale of securities within Non-Financial Income providing at the same time an interesting tax shelter. It is this gain which helped boost our bottom line results for the 1Q09.

As expected, provisions were increased this quarter. Net provisions however raised over 4 times QoQ because of the large provision reversals of last quarter, and 60% YoY according to plan and despite an evolution in delinquencies which is within our expectations given the normal maturity cycle of loans and the market circumstances. Our ratio for past due loans reflect this evolution reaching 1.2% for 1Q09 vs. 0.8% for 4Q08, but this deterioration was exacerbated by the drop in loan volumes. A similar evolution of our coverage ratio is also observed which dropped to 207% from 272% QoQ.

Non Financial Income also grew an important 4.8% QoQ, though as explained before, boosted by the gains on sale of securities (USD denominated Global Bonds from Peruvian and Colombian Government). As also explained above, the core non financial income contributors were actually down by -8.6% for fee income and -38.7% for gains on FX-transactions.

Operating expenses were on the other hand below our forecast and remain basically flat from the levels of last quarter, showing the expected increase of 25.5% over expenses in 1Q08 resulting from the branch expansion carried out last year. Given this minimal expense increase for the quarter and the important increase in earnings, our efficiency ratio improved from last quarter to 55.2% from 57.3%, but is still higher than the 47.5% level of 1Q08. We are aware this improvement in the ratio does not reflect a real efficiency improvement of our cost structure, which is something we are focusing on achieving within the next few years.

The last element, BCP’s effective tax rate also dropped favoring bottom line results, given that the gains realized on the Sovereign bonds are tax exempt providing a tax shelter, and taxes are calculated and paid based on Nuevos Soles results (which were lower) under Peruvian GAAP.

II.1 Interest Earning Assets

Overall, interest earning assets remained unchanged compared to 4Q08 and grew 6.1% YoY. The decision to eliminate the local currency position and a small retrenchment in loan balances in 1Q09 led to a reshuffled asset portfolio.

Interest Earning Assets	Quarter			Change %
US$ 000	1Q09	4Q08	1Q08	1Q09/1Q08	1Q09/4Q08
BCRP and Other Banks	3,141,925	2,875,230	2,077,661	51.2%	9.3%
Interbank funds	25,134	28,662	1,468	1611.7%	-12.3%
Trading Securities	29,973	36,084	38,538	-22.2%	-16.9%
Available For Sale Securities	3,672,154	3,406,248	4,928,259	-25.5%	7.8%
Current Loans, net	9,914,864	10,362,659	8,767,674	13.1%	-4.3%
Total interest earning assets	16,784,050	16,708,883	15,813,601	6.1%	0.4%

Total interest earning assets remained basically unchanged compared to the position at the end of 2008 with only slight 0.4% QoQ growth. Yet their structure changed as a consequence of a small reduction in loan balances at the end of the period resulting from the severe global recession which in turn created a surplus. As a consequence, deposits in Central Bank (BCRP) and other banks, and investments available for sale grew compared to the prior quarter by 9.3% and 7.8%, respectively. Furthermore, the decision to eliminate the Nuevos Soles open position increased the US dollar denominated short term deposits with foreign banks and Central Bank.

Current loans remained as the main component of the interest earning asset portfolio, despite a smaller share QoQ from 62% to 59.1% after a 4.3% drop in 1Q09. Such minor portfolio contraction clearly reflected the impact of the deepening world recession after the financial meltdown at year-end 2008 and the beginning of 2009.

Investments available for sale and deposits at BCRP and other banks rose as explained above because of surpluses available for investment. The balance of deposits at BCRP and other banks grew more than proportionately as we searched for instruments meeting risk, return, currency and term standards required by our Bank’s investment policy.

Interest Earning Assets March 2009	Interest Earning Assets December 2008

Loan portfolio

The Bank’s net loan balance totaled US$9,791.0 million at the end of 1Q09 showing a small 4.2% fall QoQ and a 13.6% growth compared to the position of a year ago. A volatile exchange rate led to some distortions when analyzing evolutions in the local currency portfolio, mainly when compared to 1Q08. Once the exchange rate effect is excluded, net loans show a larger increase YoY, at +19.6% while the QoQ fall is slightly abated to only -4.0%.

EOQ Balance of Loans in US$ million	Mar-08	Mar-09*	Change %
Exchange rate	2.744	3.161	15.2%
Loans Domestic Currency (in US$)	2,809	3,921	39.6%
Loans Foreign Currency	5,809	6,388	10.0%
Total	8,618	10,309	19.6%
*Loans in Domestic Currency expresed using the exchange rate of month-end March 2008

Nonetheless, the average daily loan balance, which represents a better indicator of the portfolio’s performance, shows a 0.1% QoQ increase and a 17.0% rise compared to 1Q08. In addition, once the exchange rate effect is excluded by assuming a stable exchange rate (S/. 2.996 at December close) the average daily loan balance increases 1.1% QoQ and 21.3% YoY.

This becomes more evident when scrutinizing the way loans evolved by type of currency. As the following tables show, local currency denominated loans (mainly retail banking) grew 8.1% QoQ and 37.9% YoY, respectively. The Nuevos Soles portfolio’s behavior was mitigated by a 2.2% QoQ reduction in the foreign currency portfolio, which accounted for 65.3% of the total portfolio at the end of this year’s first quarter.

	Domestic Currency Loans (1)					Foreign Currency Loans (1)
	(Nuevos Soles million)					(US$ million)
	1Q08	4Q08	1Q09	YoY	QoQ	1Q08	4Q08	1Q09	YoY	QoQ
Wholesale Banking	3,730.3	4,256.2	4,638.7	24.4%	9.0%	3,726.9	4,594.2	4,475.8	20.1%	-2.6%
- Corporate	2,783.7	2,998.8	3,519.2	26.4%	17.4%	2,208.8	2,796.4	2,875.4	30.2%	2.8%
- Middle Market	946.6	1,257.4	1,119.5	18.3%	-11.0%	1,518.1	1,797.7	1,600.4	5.4%	-11.0%
Retail Banking	4,015.6	5,612.2	6,020.5	49.9%	7.3%	1,697.7	1,831.1	1,816.1	7.0%	-0.8%
- SME	1,393.8	1,955.4	2,092.7	50.1%	7.0%	539.2	593.5	572.0	6.1%	-3.6%
- Mortgages	891.9	1,306.9	1,394.6	56.4%	6.7%	876.7	903.6	909.0	3.7%	0.6%
- Consumer	836.7	1,331.4	1,431.8	71.1%	7.5%	225.1	268.7	271.1	20.5%	0.9%
- Credit Cards	893.3	1,018.4	1,101.5	23.3%	8.2%	56.8	65.3	63.9	12.6%	-2.1%
Consolidated total loans (2)	7,764.2	9,905.1	10,709.5	37.9%	8.1%	5,997.1	7,015.7	6,859.2	14.4%	-2.2%
(1) Average daily balance
(2) Includes work out unit, other banking and BCP Bolivia

The previous table also allows analyzing the quarterly evolution of loans by banking segment, measured as daily loan averages and excluding exchange rate volatility. This shows the impact of a slower Peruvian economy and its different impact on bank business segments. While Wholesale Banking experienced a fall in foreign currency loans that was slightly mitigated by growing local currency loans, Retail Banking stayed on a climbing track though at lower speed as the Nuevos Soles portfolio expanded 7.3%, making up for a minor 0.8% contraction in the foreign currency portfolio.

In Wholesale Banking again, a smaller Middle Market line is the consequence of a portfolio resegmentation and its consequent transfer to the Corporate Banking segment of US$ 338 million (including both local and foreign currency positions) that explained the growth in the Corporate Banking business line, where portfolios actually decreased once we exclude the impact of the described reallocation.

In the lively Retail Banking business a trend to lower level of dollarization is worth noticing. While the share of the US dollar in this business reached 54.6% in 1Q08, the US dollar accounted for 49.1% of this segment in this quarter. All products grew in local currency while the foreign currency portfolio shrank for SMEs and Credit Cards, with negligible growth rates in home and consumer loans.

The following graphs show the evolution of loans in local and foreign currencies by bank business segment. They evidence the slipping trend of the foreign currency portfolio and continuous growth in the local currency portfolio but at lower rate. Though all of this means that slightly higher average volumes of loans were outstanding in this 1Q09, it does hide a downward trend in those volumes, mainly in the wholesale sector which is reflected by the loan balances at the end of each period.

Foreign currency loans by segment (average daily balances) (US$ '000)	Domestic currency loans by segment (average daily balances) (S/. '000)

Market Share

BCP continued leading the loan market despite keen competition and lower system-wide loans. BCP’s share reached 30.6% in March 2009, 10% above its nearest competitor and slightly below last December’s 31.6% share.

Its share of the Corporate and Middle Market segments evidences BCP’s strong leadership with 45% and 33% market portions, respectively, at the end of 1Q09.

In Retail Banking consumer (personal) and home loans reached 19.6% and 35.5% shares, respectively. The Peruvian bank regulator SBS has decided that starting December 1, 2008, home purchase or building loans not subject to individual mortgages are now reclassified from consumer to home loans.

Dollarization

Asset dollarization expanded from 65.9% in 4Q08 to 67.0% at the end of 1Q09. The increase in the share of assets in foreign currency within the total assets is due mainly to the larger position in investment securities available for sale in foreign currency, a consequence of the decision to close the open position in Nuevo Soles so that exposure to Exchange rate volatility could be eliminated.

On the other side loans in US dollars fell from 66.2% to 63.9% QoQ. On a yearly basis, the decrease was slightly stronger compared to the 66.1% reached by the end of 1Q08.

II.2 Deposits and  Mutual Funds

BCP deposits fell 3.2%  QoQ  but  expanded 5.2%  annually, and  remained as  the  main  source  of funding. At 45.2%  market share,  mutual funds  retained their large market share  as last quarter.

Deposits and Obligations	Quarter ended			Change %
US$ (000)	1Q09	4Q08	1Q08	1Q09/1Q08	1Q09/4Q08
Non-interest bearing deposits	4,147,227	4,260,406	2,965,756	39.8%	-2.7%
Demand deposits	17,006	1,630,976	761,123	-97.8%	-99.0%
Saving deposits	3,162,172	2,968,842	2,749,983	15.0%	6.5%
Time deposits	5,217,625	4,090,043	5,543,993	-5.9%	27.6%
Severance indemnity deposits (CTS)	987,247	1,039,887	859,630	14.8%	-5.1%
Interest payable	76,892	73,566	58,442	31.6%	4.5%
Total customer deposits	13,608,169	14,063,720	12,938,927	5.2%	-3.2%
Mutual funds in Perú	1,307,943	1,273,566	2,088,039	-37.4%	2.7%
Mutual funds in Bolivia	133,336	109,862	83,890	58.9%	21.4%
Total customer funds	13,608,169	14,063,720	12,938,927	5.2%	-3.2%

Customers’ deposits retrenched slightly as repo operations with the Central Bank became due and a minor loss of deposits was recorded driven by lower rates, mainly in demand deposits where clients earn lower rates. Nevertheless, deposits actually grew 5.2% compared to 1Q08

Structure changed slightly as a consequence of a 99.0% fall in demand deposits while term deposits grew 27.6%. This was mainly the consequence of two events, namely i) a regulatory reclassification of repo operations with the Central Bank in demand deposits and are now in the term class; and ii) increased time deposits thanks to a major marketing effort to encourage these deposits that lured a greater number of (individual) clients and pushed their share in total deposits from 29.1% to 38.3%, QoQ. Severance compensation deposits (CTS is the Spanish acronym) retrenched 5.1% QoQ as a result of lower rates. Savings deposits grew 6.5% mainly through payments of company profit sharing and worker bonuses payments.

Deposits and Obligations

As mentioned earlier, deposits fell 3.2% QoQ. The fall is accounted for by loss of deposits triggered by declining interest shares. In fact, the volatility of the exchange rate did not affect our deposits reporting QoQ since balances at the end of each period are converted then to US Dollars and the exchange rate was very similar at those moments in time. However, a look at the YoY evolution of deposits, which reported 5.2% growth, reveals this growth incorporates significant currency volatility. From the end of March 08 to March 09 the Nuevo Sol showed a depreciation of 15.2% to the US dollar. The following chart shows that if the March 2009 deposits are recalculated at the March 2008 exchange rate to simulate a constant exchange rate, they actually grew 10.6%.

Deposits in US$ million	Mar-08	Mar-09*	Change %
Exchange rate	2.744	3.161	15.2%
Deposits Domestic Currency (in US$)	6,084	5,302	-12.8%
Deposits Foreign Currency	6,855	9,005	31.4%
Total	12,939	14,307	10.6%
*Deposits in Domestic Currency expresed using the exchange rate of month-end March 2008

Market Share

In the first quarter of 2009 lower rates paid by the bank led to a slight market share reduction for all types of deposits. However, BCP remained as the undisputed leader. BCP’s share in the deposits market by the end of March 2009 reached 36.8%, slightly below last December’s 38.5%.

The following table shows each type of deposit’s share by currency:

	Market share (%)
Deposit	Domestic currency	Foreign currency
Demand Deposits	42.5%	46.0%
Saving Deposits	37.4%	42.3%
Time Deposits	23.0%	39.1%
Severance Indemnity	39.3%	53.3%

Dollarization

Finally, by the end of March 2009, 64.0% of the deposits were denominated in foreign currency, keeping the trend started at the beginning of 2008. This is at least partially explained by the clients’ likely preference to hold deposits in US dollars as hedging in a stronger US dollar context that was evident in the 0.7% devaluation of the Nuevo Sol against the US dollar during 1Q09

II.3 Net Interest  Income

Cancelling the open position in Nuevos Soles and a drop in market interest rates (mainly US Dollars) impacted interest income, though attenuated by lower interest paid on deposits, the main financial expense. As a consequence, financial margins slimmed and the NIM slipped 10 basis points.

Net interest income	Quarter			Change %
US$ 000	1Q09	4Q08	1Q08	1Q09/1Q08	1Q09/4Q08
Interest income	302,370	327,007	296,660	1.9%	-7.5%
Interest on loans	258,751	269,851	213,932	21.0%	-4.1%
Interest and dividends on investments	2,704	-	1	270300%	100
Interest on deposits with banks	9,413	17,551	16,924	-44.4%	-46.4%
Interest on trading securities	24,757	34,991	54,527	-54.6%	-29.2%
Other interest income	6,745	4,614	11,276	-40.2%	46.2%
Interest expense	116,209	137,685	124,050	-6.3%	-15.6%
Interest on deposits	83,182	97,842	90,233	-7.8%	-15.0%
Interest on borrowed funds	10,053	16,816	15,545	-35.3%	-40.2%
Interest on bonds and subordinated note	14,452	14,386	11,480	25.9%	0.5%
Other interest expense	8,522	8,641	6,792	25.5%	-1.4%
Net interest income	186,161	189,322	172,610	7.9%	-1.7%
Average interest earning assets	16,746,466	16,661,248	14,859,043	12.7%	0.5%
Net interest margin*	4.45%	4.55%	4.65%
*Annualized

Interest income slipped 7.5% QoQ mainly due to i) a decision to cancel the Nuevos Soles open position, whose resulting surplus was invested in foreign currency instruments (BCRP CDRs and foreign deposits) that provided lower returns when comparing to those of local currency instruments (BCRP’s CDs and Peruvian Sovereign Bonds); and ii) a drop in market interest rates, transferred mainly to US Dollar corporate lending which still dominates our loan portfolio, that resulted in lower interest income from lending activity.

Within the strategy to invest the above surplus, deposits in other banks were rearranged to the benefit of foreign currency and short term deposits (in line with our investment policy). These products yield lower returns than investments in Nuevos Soles. This resulted in interest on deposits with other banks to contract by 46.4% QoQ and 44.4% YoY. Interest on securities also slipped as a result of sales of global and sovereign bonds mainly in January and February, for which earnings stemming from the increased market value of those securities were recorded as non financial revenues.

Expenses on interest dropped 15.6% QoQ and 6.3% YoY, mainly thanks to lower interest paid on deposits. Smaller deposit rates paid and client preference for deposits in US dollars (at lower rates) account for the lower cost of funding from deposits. Notwithstanding, interest paid on deposits remain the principal source of expenses, as they account for 71.6% of expenditure on interests.

Lower financial income explained above was attenuated by a proportionately stronger drop in financial expenses, resulting in a very moderate drop of net interest income of only -1.7% QoQ and therefore led to a minor drop in net interest margins reaching 4.45% vs. 4.55% the previous quarter.

It is worthwhile underscoring that NIM for our loan book has evolved along a positive trend in recent quarters, reaching 7.5% this quarter, up from 7.3% recorded in 4Q08 and 1Q08’s 6.9%. This reflects higher margins as a result of higher risk perceptions worldwide that made the market accept such slightly wider spreads.

II.4 Loan provisions

Provisioning rose significantly by 148% QoQ as foreseen while past due loans grew 41.6% QoQ, resulting in 1.16% portfolio quality indicator, above 4Q08’s 0.79%.

Provisión for loan losses	Quarter ended			Change %
US$ 000	1Q09	4Q08	1Q08	1Q09/1Q08	1Q09/4Q08
Provisions	(32,026)	(12,903)	(25,867)	23.8%	148.2%
Loan loss recoveries	4,846	6,474	8,915	-45.6%	-25.1%
Total provisions, net of recoveries	(27,180)	(6,428)	(16,951)	60.3%	322.8%
Total loans	10,031,099	10,444,723	8,837,689	13.5%	-4.0%
Reserve for loan losses (RLL)	240,091	223,161	219,295	9.5%	7.6%
Charge-Off amount	13,293	13,160	9,281	43.2%	1.0%
Past due loans (PDL)	116,235	82,064	70,015	66.0%	41.6%
PDL/Total loans	1.16%	0.79%	0.79%
Coverage	206.56%	271.94%	313.21%

As foreseen, low past due rates recorded by end-2008 increased partly due to an expected evolution in the maturity cycles for loans, further accentuated by the drop in loan balances at the end of the period following the global economic slowdown, and no doubt, also some deterioration related to the economic slowdown and job losses in certain sectors of the economy.

This, together with higher pro-cyclical allowances (enforce since December 1, 2008), rose provisions 148.2% QoQ, although it is important to highlight that provisions of 4Q08 were very low due to a reversal related to IAS39. Additionally, revenues from recovery of written off loans fell 25.1% compared to the previous quarter increasing net provisions by 322.8% QoQ.

Our past due loans to total loans ratio grew from 0.79% in 4Q08 to 1.16% in 1Q09, reflecting the increased (41.6% QoQ and 66.0% YoY) overdue loans and 4.2% lower loan balances. Provisioning for past due loans reached 206.6% at the end of 2009’s first quarter.

II.5 Non Financial Income

Non financial revenues experienced a slight 4.8% QoQ increase mainly thanks to significant windfall earnings from the sale of securities in 1Q09, namely earnings from sales of global and sovereign bonds purchased last October, which compensated weaker fee income.

In fact, other items within the non financial income did not perform as well as they did during the last quarter of 2008. Net gains on Foreign Exchange transactions reflect commissions generated by our dual currency system, which dropped from last quarter given the lower exchange rate volatility reaching US$ 20.3 million, or 38.2% less than in the preceding quarter when uncertainties about the exchange rate generated significant FX-revenues.

On the other hand, earnings on commissions were also affected by the economic slowdown and fell US$7.1 million QoQ or 8.6% less. This drop is mainly explained by lower income from fees related to Home Loans and Mortgages (US$ -2.4 million), Contingencies and Trade-financing fees (US$ -1.0 million) and Consumer Loans’ fees (US$ -0.8 million lower).

Non financial income	Quarter			Change %
US$ 000	1Q09	4Q08	1Q08	1Q09/1Q08	1Q09/4Q08
Fee income	77,553	84,826	79,747	-2.8%	-8.6%
Net gain on foreign exchange transactions	20,328	33,175	19,971	1.8%	-38.7%
Net gain on sales of securities	46,291	15,325	22,655	104.3%	202.1%
Other income	4,074	8,107	2,190	86.0%	-49.7%
Total non financial income	148,246	141,433	124,563	19.0%	4.8%

The contraction of fee income is also associated to lower earnings from commissions charged on bank services that are mainly accounted for by a lower volume of transactions per channel. The average monthly number of transactional operations reached 38.9 million in 1Q09, 4.6% lower QoQ but 20.1% above 1Q08’s. Such decrease was a result of the slowdown of Peruvian economy that reduced bank intermediation. Transactions through our Agente BCP continued to grow, by 9.9% QoQ and 111.4% YoY, and remained on a strong growth track since they were introduced as an alternative banking services penetration channel.

N° of Transactions per channel	Quarter			Change %
	Average 1Q09	Average 4Q08	Average 1Q08	1Q09/1Q08	1Q09/4Q08
Teller	9,792,291	10,478,167	9,091,066	7.7%	-6.5%
ATMs Via BCP	6,430,467	7,154,602	5,376,097	19.6%	-10.1%
Balance Inquiries	2,468,762	2,671,103	2,249,668	9.7%	-7.6%
Telephone Banking	1,354,645	1,321,179	1,126,113	20.3%	2.5%
Internet Banking Via BCP	8,937,239	9,507,673	7,448,052	20.0%	-6.0%
Agente BCP	2,639,140	2,400,437	1,248,203	111.4%	9.9%
Telecrédito	3,686,367	3,816,293	2,884,387	27.8%	-3.4%
Direct Debit	485,649	422,867	341,265	42.3%	14.8%
Points of Sale P.O.S.	2,901,872	2,785,821	2,466,764	17.6%	4.2%
Other ATMs network	210,673	227,863	173,343	21.5%	-7.5%
Total transactions	38,907,105	40,786,007	32,404,959	20.1%	-4.6%

Agentes BCP once again emerged as the most dynamic channel as they are a low cost way to provide bank services to new clients.

	Balance as of			Change %
	1Q09	4Q08	1Q08	Dec 08/Dec 07	Dec 08/Sep 08
Branches	339	330	277	22.4%	2.7%
ATMs	926	890	699	32.5%	4.0%
Agentes BCP	2,037	1,851	1,552	31.3%	10.0%
Total	3,302	3,071	2,528	30.6%	7.5%

II.6 Operating Costs and Efficiency

Due to 4.8% higher earnings from operations and flat operating expenses, efficiency indicators improved slightly from 57.3% in 4Q08 to 55.2% in 1Q09.

Operating expenses	Quarter			Change %
US$ 000	1Q09	4Q08	1Q08	1Q09/1Q08	1Q09/4Q08
Salaries and employees benefits	79,349	88,805	70,553	12.5%	-10.6%
Administrative, general and tax expenses	63,553	74,407	48,520	31.0%	-14.6%
Depreciation and amortizacion	13,756	12,740	10,364	32.7%	8.0%
Other expenses	16,437	(3,984)	8,471	94.0%	-512.6%
Total operating expenses	173,095	171,968	137,908	25.5%	0.7%
Efficiency Ratio	55.15%	57.25%	47.53%

Although operating expenses were flat QoQ, they expanded by 25.5% YoY, triggered by growth of the office network produced during last year’s second half.

Worker compensation and benefits fell 10.6%  QoQ after an allowance for exceptional bonuses made in the preceding quarter, despite a 4.4% QoQ larger payroll.

Administrative and general expenses fell 14.6% QoQ mainly due to lower marketing expenses following the significant expenditure made in 2008’s year end campaigns under this heading. Maintenance, consultancies, transportation and communications expenses also fell QoQ.

Detailed administrative expenses and quarterly fluctuations are shown below:

Administrative Expenses	Quarter						Change %
US$ (000)	1Q09%		4Q08%		1Q08%		4Q08/4Q07	4Q08/ 3Q08
Marketing	10,896	17%	9,749	13%	6,892	14%	58.1%	11.8%
Systems	4,725	7%	14,765	20%	5,032	10%	-6.1%	-68.0%
Transportation	4,537	7%	5,476	7%	4,458	9%	1.8%	-17.2%
Consulting	4,000	6%	5,172	7%	2,207	5%	81.2%	-22.7%
Maintenance	2,873	5%	3,139	4%	2,497	5%	15.1%	-8.5%
Communications	2,205	3%	3,415	5%	2,444	5%	-9.8%	-35.4%
Other expenses	18,710	29%	20,794	28%	14,195	29%	31.8%	-10.0%
Property taxes and others	6,631	10%	5,129	7%	5,487	11%	20.9%	29.3%
Other subsidiaries and eliminations, net	8,975	14%	6,768	9%	5,308	11%	69.1%	32.6%
Total Administrative Expenses	63,553	100%	74,407	100%	48,520	100%	31.0%	-14.6%

Most administrative expenses, both business related and otherwise, fell in 1Q09. IT expenditures increased, mostly related to software maintenance and other costs related to support IT systems’ development.

II.7 Shareholders’ Equity and Regulatory Capital

Shareholders' equity	Quarter			Change %
US$ 000	1Q09	4Q08	1Q08	1Q09/1Q08	1Q09/4Q08
Capital stock	667,646	439,474	364,707	83.1%	51.9%
Reserves	388,365	388,062	388,062	0.1%	0.1%
Unrealized Gains and Losses	40,652	34,746	90,285	-55.0%	17.0%
Retained Earnings	115,445	114,593	186,761	-38.2%	0.7%
Income for the year	99,982	423,529	165,773	-39.7%	-76.4%
Total shareholders' equity	1,312,090	1,400,404	1,195,588	9.7%	-6.3%
Return on average equity (ROAE)	29.49%	25.48%	56.96%

Net equity reached US$ 1,312 million at the end of 1Q09 which represented a contraction of 6.3% QoQ. This is mainly the consequence of 2008 dividend payments made in the first quarter of this year. This equity contraction together with higher profits (15.4% up QoQ) explained the quarterly increase of ROAE from 25.5% to 29.5%. A comparison with 1Q08 is however meaningless since net income was distorted by the extraordinary US$ 57 million translation revenue.

Regulatory Capital and Capital Adequancy Ratios	Balance as of			Change %
US$ (000)	Dec-08	Sep-08	Dec-08	Dec 08/ Dec 07	Dec 08/ Sep08
Capital Stock, net	704,931	480,346	468,851	50.4%	46.8%
Legal and Other capital reserves	420,454	423,052	484,105	-13.1%	-0.6%
Net income capitalized	-	229,299	80,816	-100.0%	-100.0%
Investment in subsidiaries and others	173,921	209,393	152,839	13.8%	-16.9%
Goodwill	8,290	8,027	5,440	52.4%	3.3%
Generic Contingency loss reserves	104,450	109,207	91,469	14.2%	-4.4%
Subordinated Debt	342,634	278,688	307,422	11.5%	22.9%
Total Regulatory Capital	1,390,260	1,303,173	1,274,384	9.1%	6.7%

Tier 1 (1)	1,052,583	1,019,974	951,913	10.6%	3.2%
Tier 2 (2)	360,124	283,199	322,472	11.7%	27.2%

Risk-weighted assets	10,407,244	10,787,723	9,168,514	13.5%	-3.5%
Market risk	85,544	47,928	8,893	861.9%	78.5%
Capital ratios
BIS ratio	12.45%	11.52%	13.75%
Risk-weighted assets / Regulatory Capital	8.03	8.68	7.27

(1) Tier 1 = Capital + Reserves + Net Income capitalized - Goodwill - (0.5 x Inverstment in Subsidiaries)
(2) Tier 2 = Subordinated Debt + Generic Contigency loss reserves - (0.5 x Investment in subsidiaries)

At the end of 1Q09 the capital adequacy ratio for BCP reached 12.45%, almost 100 bps above last quarter’s and well above the system’s regulatory minimum (9.1%). The higher ratio is mainly the consequence of lower risk weighted assets associated to credit risk that comes from the reduction of the loan portfolio. Nevertheless, the lower loan risk was partially offset by higher market risk related to the increased foreign currency (US dollar) position which pursuant to Peruvian accounting standards results in higher capital requirements to balance currency risks. At the end of 1Q09, market risk required US$ 85.5 million of capital.

Nevertheless, the regulatory capital adequacy ratio decreased YoY, principally as a result of growth in loans that in turn increased the risk weighted assets requiring a larger capital.

Additionally, accumulated earnings from previous quarters were capitalized in 1Q09, strengthening BCP’s capital position by almost 50%. This did not impact TIER I calculations (+3.2% QoQ) which reached US$ 1,053 million, since capitalized earnings are included in TIER I. Moreover, TIER II increased 27.2% QoQ, to US$ 360 million, as a consequence of increased balances in subordinated debt from US$ 279 million to US$ 343 million.

III. Banco de Crédito de Bolivia

Bolivia’s financial system

Total loans in the Bolivian financial system fell from US$ 3,566 million in December 2008 to US$ 3,530 million in March 2009 or 0.1% lower. Loan quality in the banking systems has suffered slightly since 2008. To June 2008, past due loans of the banking system reached 5.2% compared to 4.3% in December last year and 4.8% in March 2009. The banking system’s coverage ratio reached 135.7% to March 2009, compared to 144.3% last December.

Deposits in Bolivian banks grew from US$ 5,676 million in December 2008 to US$ 5,921 million in March this year, a 4.3% increase. This growth split between demand deposits’ growth of 3.4%, a 0.9% drop in savings and 9.9% growth in time deposits.

Results

In 1Q09, net income of BCP Bolivia reached US$ 6.9 million reflecting a QoQ fall of 46.9% and a YoY slide reaching 33.7%. The decline is a result of lower net interest income (-2.0% QoQ) and non-financial income. It is important to highlight that non financial income fell 23.0% QoQ mainly due to a regulatory change that prevents bank from charging fees and commissions for financial services and in some extent for a drop in gains from FX-transactions. Furthermore, larger operating expenses due to regulatory changes that increased salaries by 11% (27.4% QoQ and 40.5% YoY) intensified the contraction in income.

A conservative loan risk management strategy led to a 2.3% past due loan rate (2.0 % in 4Q08 and 1.7% in 1Q08) and 204.6% provisioning rate (226.1% in 4Q08 and 229.1% en 1Q08) demonstrating BCP Bolivia ranks among the best performing banks in Bolivia’s banking system where the corresponding ratios reached 4.8 and 135.7%. BCP Bolivia’s ROAE reached 25.0%, lower than last December’s 53.4% but still high compared to market average figures.

Assets and liabilities

Total loans to March 2009 reached US$ 468.2 million, 1.9% lower than December 2008’s US$ 477.5 million though 0.1% higher YoY. Such fall in this year’s first quarter is a consequence of expectations of a slower economy and smaller GDP, combined with weaker aggregate demand and lower international prices.

Retail Banking slipped 1.1% QoQ though it expanded 13.5% YoY, with major impacts on the Bank’s results as this segment accounts for 52.6% of our portfolio and is the largest profit maker. The Corporate and Middle Market Banking account for 42.1% of our portfolio and are a smaller source of earnings compared to Retail Banking.

Individual cash loans were the fastest growing product QoQ (3.96% up) and accounted for 10.7% of the retail portfolio. Mortgage loans accounted for 48.6% of the portfolio and did not grow significantly QoQ though it experienced 3.2% growth YoY.

On the liabilities side, deposits at BCP Bolivia grew 13.3% QoQ and 24.8% YoY. Demand deposits grew significantly (25.0% QoQ and 20.0% YoY). Time deposits expanded 20.2% QoQ and 26.2% YoY, followed by savings (1.6% QoQ and 28.7% YoY).

Net shareholders’ equity fell 21.6% QoQ due to lower annual earnings (-33.7% YoY) linked to dividend distribution, though it grew 11.8% YoY.

Finally, BCP Bolivia held to its 12.6% market share for loans and 14.1% for deposits, making it Bolivia’s third largest bank on both accounts. It has also strengthened its position in the strategic services and products segment, and launched innovative offerings in the local market in its constant search of recognition as the bank providing the safest transaction environment. Meanwhile, BCP Bolivia continued expanding its Agente BCP - banking business model to increase penetration of underserved segments. To March 2009, BCP Bolivia managed a total 74 Agentes BCP.

Banco de Crédito de Bolivia	Quarter			Change %
US$ million	1Q09	4Q08	1Q08	1Q09 / 1Q08	1Q09/4Q08
Total Loans	468.2	477.5	467.6	0.1%	-1.9%
Past due loans	10.8	9.2	7.9	36.7%	17.4%
Loan loss reserves	-22.1	-20.8	-18.1	22.1%	6.3%
Total Assets	1006.5	939.7	845.0	19.1%	7.1%
Deposits	874.5	771.9	701.0	24.8%	13.3%
Shareholders net equity	84.8	108.2	75.8	11.9%	-21.6%
Net Income	6.9	13.0	10.4	-33.7%	-46.9%
PDL/Total loans	2.3%	1.9%	1.7%
Coverage ratio of PDLs	204.6%	226.1%	229.1%
ROAE	31.3%	53.4%	56.1%
Branches	63	64	61
ATMs	186	182	166
Employees	1536	1593	1503
*ROAE is calculated as follows:
(Acumulated net income/average monthly net equity(from dec. to month-end))/(number of months)*12

IV. Atlantic Security Holding Corporation

ASHC	Quarter			Change %
(US$ Million)	1Q 2009	4Q 2008	1Q 2008	1Q09 / 1Q08	1Q09 / 4Q08
Net interest income	6.0	5.8	5.7	5.5	3.8
Dividend income	0.0	0.2	0.0	-36.9	-80.5
Fees and commissions from services	1.3	2.0	2.1	-37.6	-32.3
Net gains on foreign exchange transactions	-0.8	-0.6	0.6	-227.9	-31.9
Core Revenues	6.6	7.3	8.5	-22.9	-10.1
Impairment	4.4	26.0	2.0	125.2	-83.0
Provision Atlantic Blue Chip Fund and proprietary exposure	0.0	43.5	0.0	0.0	-100.0
Net gains from sale of securities	1.3	3.4	0.7	87.1	-60.3
Other income	1.5	1.4	0.5	174.6	8.1
Operating expenses	1.8	2.0	2.2	-18.4	-13.5
Net income	3.2	-59.4	5.7	-43.2	105.4
Net income/share	0.0	-0.8	0.1	-55.8	104.2
Total loans	181.4	201.4	146.4	23.9	-9.9
Total investments available for sale	617.2	575.6	824.3	-25.1	7.2
Total asset	1,479.8	1,454.2	1,490.7	-0.7	1.8
Total deposits	1,289.2	1,270.2	1,382.9	-6.8	1.5
Shareholder's equity	119.0	115.7	214.1	-44.4	2.8
Net interest margin	1.90%	1.83%	1.62%
Efficiency ratio	18.7%	16.8%	22.0%
Return on average equity	11.0%	-160.8%	9.4%
PDL / Total loans	0.00	0.00	0.00
Cover ratio	0.1%	0.6%	1.0%
BIS ratio	13.75%	14.11%	14.93%

During this 1Q09 and after having endured the high impairment losses by the end of last year as the market meltdown took its toll, Atlantic Security Holding Corporation (ASHC) reports a net income of US$ 3.2 millions recovering a normalized income contribution level from its asset management business, though affected by lower AuM volumes and reduced investment activity. Therefore, these 1Q09 earnings represent a decrease of 43.2% YoY.

Total core revenues for 1QT09 reached US$ 6.6 million, reflecting a decrease of 10.1% and 22% QoQ and YoY, respectively. This performance was mainly caused by the contraction of fees and commissions from services and higher foreign exchange losses QoQ and YoY. Net Interest income registered a slight expansion of 3.8% QoQ and 5.5% YoY.

Commissions and fee income reached US$ 1.3 million, representing a decrease of 32% when compared to 4Q08 results of US$ 2.0 millions and a decrease of 37% YoY. This item reported lower volumes on quarterly and yearly basis due to the reduction of AuM that contracted as a direct result of dropdowns on performance yields and net asset value of managed funds which are the base for determination of such commissions and fees.

Foreign exchange operations reported a US$ 800 thousands loss which represents an increase of 31% when compared 4Q08 figures and higher in more than 100% in comparison with the figures of the same quarter of prior year. This loss arises from the un-hedged positions in euros, currency that has presented significant devaluation against the US dollar by the end of this quarter.

ASHC continued with its conservative provisioning, which led to the large amounts impaired of investment securities available for sale by the end of last year, and a remnant position impaired this 1Q09 of US$ 3.4 million. As indicated in previous quarters, reserves were constituted to confront possible losses resulting from credit exposure of issuers, and were increased according to market conditions in 1Q09. Nevertheless, markets are starting to report slight recoveries.

The investment portfolio maintains a significant concentration of 75% on “safe” investment grade securities. Maintaining this structure through the year confirms the investment strategy of the company which is based on generating earnings through yields, rather than making profits through the trading of securities. Based on this fact, we expect important reserve recoveries as market corrections begin.

Realized gains on sale of securities reached US$ 1.3 million, reflecting lower income from this business that was reduced by 60% QoQ but that increased 87% YoY.

Efficiency ratio went from 16.8% reported in 4QT08 to 18.7% in 1Q09. Better results reported on this ratio are due to constant level of operating expenses and less reserve in comparison to prior quarters.

Asset level expanded by 1.7% QoQ and decreased by 0.7% YoY. This increase was produced by the larger amount of available cash, generated by the maturities of investments, migration from customers’ off-balance products to traditional deposits and the reinforcement of shareholders’ equity through the direct capitalization received in this quarter.

The capitalization plan was executed through the issuance of common stock for US$ 20.0 millions and long-term subordinated debt agreement for US$ 15.0 million

Interest Earning Assets

Interest earning assets reached US$ 1,348 million, as shown in the table below. This figure increased 1.2% QoQ while it dropped 2.5% YoY. Cash balances remained on similar levels to those reported in 4QT08 with an increase of 0.5% QoQ and of 34.3% YoY. Loans contracted 9.9% QoQ and expanded 24% YoY. Investments reported an increase of 6.1% QoQ and a decrease of 27.6% YoY. The observed increase QoQ was due to reinvestment process of accumulated cash balance initiated during this 1QT09

The share of investment-grade securities in the investment portfolio is 75%, emphasizing ASB’s prudent investment policy of concentrating its portfolio in high credit quality investments.

INTEREST EARNING ASSETS*	Quarter			Change %
(US$ Million)	1Q 2009	4Q 2008	1Q 2008	1Q09 / 1Q08	1Q09 / 4Q08
Due from banks	588	584	437	34.3%	0.5%
Loans	181	201	146	23.9%	-9.9%
Investments	579	546	799	-27.6%	6.1%
Total interest-earning assets	1,348	1,332	1,383	-2.5%	1.2%
(*) Excludes investments in equities and mutual funds.

ASHC: Portfolio Distribution March 2009	ASHC: Portfolio Distribution December 2008

Asset Management Business

Third party managed funds include, besides third party managed funds, customers’ deposits, mutual funds and proprietary investments held for custody. The total of these funds has decreased by 4.6% QoQ and 22% YoY.

This decrease is a result of general drop on market value of managed funds and securities in custody on behalf of customers, which is also in line with the reported loss of value of the available for sale investments portfolio. In addition to this market value loss, many of our customers have opted out for safe investments such as traditional time deposits, causing a migration to these banking products.

During 4Q08, the case of Madoff Securities LLC had a negative effect in our asset management business through the failure of one of the feeder funds of the mentioned company, which at the same time was the solely asset of one of our managed funds (AUSBCF). The collapse of this fund originated a decrease in this item of approximately US$ 110 millions represented by the Net Asset Value (NAV) of our fund in which our customers were investors.

Assets Under Management and Deposits

V. Prima AFP

V1. Recent evolution of the private pension fund market

Private pension market trends in 2009’s first quarter slowed to 24,000 transfers compared to 60,000 transfers in the preceding period. New memberships increased from 46,000 last period to 52,000 in the first quarter. By end-March, system members totaled 4.3 million.

Financial markets in the first quarter improved slightly with a positive impact on the value of funds under management. Volatility of the local currency was reflected in a weaker Nuevo Sol in February followed however by a strong bounce back at the end of March. As a consequence, the funds under management system-wide had increased 5.7% compared to the previous quarter, from US$ 15.8 billion in December 2008 to US$ 16.7 billion in March 2009.

The system’s financial bottom line recorded a positive US$ 70 million worth of earnings in the first quarter or 2.9% more than a year earlier. Such increase is principally a consequence of greater contributions prompted by a dynamic economy and surging formal jobs.

Operating expenses system-wide reached US$ 37.2 million while earnings from operations reached US$ 32.7 million, or a 37.1% improvement over a year earlier. After earnings from legal reserves totaling US$ 6.6 million booked as local accounting results, and other revenues and expenses, as well as tax and profit sharing provisioning, AFPs added US$ 27.1 million earnings to their net results for 2009’s first quarter.

Private Pension Fund System: Main Indicators
At the end of the period:	1Q09	4Q08	1Q08
Affiliates (thousand)	4,338	4,296	4,156
% Change (1)	1.0%	0.8%	1.3%
Sales force	1,229	1,763	2,031
Asset under management (US$ mm)	16,692	15,875	22,279
% change (1)	5.1%	-11.7%	9.4%
Income (US$ mm) (2)	70.0	57.4	68.0
Operating expenses (US$ mm)	37.2	43.2	44.1
Operating income (US$ mm)	32.7	14.3	23.9
Net Income (US$ mm) (3)	27.1	-7.7	15.7
Source: Conasev, SBS:
(1) Quarter Variation
(2) Income for the first quarter includes double collection
(3) In local Peruvian accounting, legal reserves are included in the income statement as opposed to the IFRS There is no infomation for results adjusted to international financial reporting standards for the Total System.

V2. Prima AFP

PRIMA’s market operations in the first quarter of 2009 mainly focused on recruitment of new clients, and resulted in a significant 20.8% increase in new affiliations compared to figures for the preceding quarter. Regarding client transfers, marketing intensity at PRIMA, and the system overall, fell sharply in line with evolutions in sales forces.

PRIMA held fast to its premier position system-wide for collections with a 32.0% share of the total, and also ranked first for voluntary contributions with a 45% share of the total voluntary fund in January.

PRIMA AFP: Main quarterly indicators and market share
	PRIMA 1Q09	System 1Q09	Share 1Q09%	PRIMA 4Q08	System 4Q8	Share 4Q08%
Affiliates (1)	1,053,772	4,337,570	24.3%	1,045,410	4,296,480	24.3%
New affiliations (2)	11,520	51,975	22.2%	9,538	45,959	20.8%
Fund under management US$ mm (1)	5,057	16,692	30.3%	4,862	15,875	30.6%
Collections US$ mm (3)	134	421	32.0%	119	366	32.4%
Voluntary Contributions US$ mm (4)	59	131	45.0%	62	137	45.3%
RAM US$ mm (5)	334	1,046	31.9%	344	1,063	32.3%
(1) Source: Superintencia de Banca y Seguros
(2) Accumulated to the Quarter
(3) Accumulated to the Quarter. Include voluntary contributions
(4) Stock level at the end of the period
(5) Monthly remuneration retained, earnings base calculation estimated by PRIMA on average earning during the last 4 months excluding double collection effect, special collections and voluntary contributions fees.

Commercial results

New members and inbound transfers in the first quarter reached close to 17,700 (6,200 transfers and 11,500 new affiliates), lower than a quarter earlier. Outbound transfers also fell sharply in the first quarter. Both figures are a consequence of a smaller sales force both at PRIMA and throughout the system. RAM flows show a net positive result for PRIMA.

To March, PRIMA’s funds under management reached US$ 5.057 million or 30.3% of the system’s total.

Investments

Local and international financial markets swings slightly softened in the first quarter after the freefall of last year’s second half. In the most recent 12 months returns of funds under PRIMA’s management reached -2.96%, -18.48% and -36.67% for funds 1, 2 and 3, respectively.

Yet pension fund investments are managed with a long term perspective, to smooth out short term fluctuations. In the last three years, returns on investments by PRIMA’s funds under management reached 27.30% for fund 1, 27.82% for fund 2 and 51.97% for fund 3, ranking our organization as the second, top and second market players respectively. An analysis since the beginning of system operations reveals nominal growth of the consolidated fund 2 managed by all pension fund management companies reached 12.54% annual average.

Individual fund shares of the total portfolio under management to March 2009 appear below:

PRIMA AFP: Funds under management as of December 2009
	Mar-09	Share %	Dec- 08	Share %
Fund 1	463	9.2%	397	8.2%
Fund 2	3,467	68.6%	3,355	69.0%
Fund 3	1,126	22.3%	1,110	22.8%
Total US$ mm	5,057	100.0%	4,862	100.0%
Source: Superintendencia de Banca y Seguros

Financial results

Revenues

Prima’s revenues in the first quarter reached US$ 21.2 million. Contrary to what happened in the previous quarter, this period includes the impact of year end bonuses. Prima’s revenues are typically 60% to 70% higher in January and August because of end and mid year bonuses paid to workers pursuant to Peruvian regulations. A comparison of first quarter revenues for 2008 and 2009 (1Q08: US$ 19.1 million) reveals an 11.0% increase, taking account of close to 9% devaluation of the local currency between 1Q08 and 1Q09. Revenues in the first quarter of 2009 incorporate a recently modified 1.75% administration charge which resulted in more than 20% increase in revenues in Nuevos Soles, compared to a year ago.

Base salaries that are the source of PRIMA’s revenues in the first quarter topped the system’s scale, reaching 31.9% market share, as revealed by public information on revenues and administration charges for individual pension management companies. In consequence, the total amount of salaries of PRIMA members who contribute to the fund every month, and against which the administration fee is charged, was once again the system’s highest.

PRIMA AFP: Total earnings-US$ Million
	PRIMA Mar-09	System Mar-09	Share %
Income (1)	5.6	19.1	29.5%
Administrative Fees (2)	1.75%	n.a.
RAM estimated base (3)	334	1,046	31.9%
PRIMA AFP estimates. In accordance to local public infomation, (CONASEV)
(1) Average monthly income from the last four months, excluding special collections and voluntary contribution fees
(2) Administrative fee 1.75% effective since january 2009
(3) RAM: Monthly Accumulated Salary

Expenditures

In the first quarter of 2009 the company’s operative expenses remained unchanged, though revealing a declining trend in sales payroll and administration expenses, together with smaller portfolio management related expenditures compared to the preceding period.

Operating expenses reached US$ 10.4 million, in line with expectations. This result already included charges related to the merger, through the amortization of certain assets. By adding amortization and depreciation charges for real estate and computer investments, we reach total D&A expenses of US$ 2.3 million over this period.

Volatility characterized the local currency in the first quarter, after weakening in February and bouncing back in March. The net impact of currency translation and differed liability adjustments was a US$ 0.1 million loss. After provisioning for taxes and profit sharing, PRIMA’s net earnings for the period reached US$ 6.25 million, slightly above expectations.

The company’s assets at the end of the first quarter reached US$ 224.7 million, including US$ 90.9 million liabilities and equity worth US$ 133.8 million.

The company’s main financial figures appear below:

PRIMA AFP: Main financial indicators (US$ thousand) (1)
	1Q09	4Q08	1Q08
Income	21,187	15,538	19,075
Administrative and sale expenses	(8,549)	(10,424)	(9,201)
Depreciation and amortization	(2,276)	(2,172)	(2,135)
Net operating income	10,363	2,942	7,739
Other income and expenses, net	(479)	(933)	(859)
Workers profit sharing and Income tax	(3,544)	(245)	(2,530)
Net income before translation results	6,339	1,764	4,351
Translation results and deferred liabilities	(93)	(328)	4,664
Net income (looses)	6,246	1,437	9,015
Total Assets	224,720	222,242	254,311
Total Liabilities	90,900	92,975	116,534
Equity	133,820	129,268	137,777
(1) IFRS

VI. EL PACIFICO PERUANO SUIZA AND SUBSIDIARIES

VI.1 PACIFICO GROUP

Pacífico Insurance Group (PGA), a consolidation of general (PPS), life (PV) and health care (EPS) insurance businesses, earned US$ 6.8 million profit in 1Q09, compared to a US$ 9.8 million loss in 4Q08.

The positive result is mainly accounted for by two reasons: i) a 9.4 point lower claims rate that dropped from 78.6% in 4Q08 to 69.2% in 1Q09, and ii) financial income above 4Q08 when results were negatively impacted due to impaired investments to the tune of US$ 11.3 million in PPS and PV as a consequence of the international financial meltdown.

Pacífico Insurance Group has significantly reduced claims rates in its three business lines and managed technical results reaching US$ 13.4 million in 1Q09, significantly above the US$ 3.9 million earned in 4Q08 and the US$ 0.5 million from 1Q08. Such improvements stem from the adoption of a strategy to split and spread risk, focusing on greater penetration in the personal insurance market and also on transferring large corporate risk transfer to the international insurance market.

General expenses fell to US$18.1 million from US$19.6 million in 4Q08 and US$ 20.1 million in 1Q08. The general expenses to net premiums ratio at PGA fell from 18.2% in 4Q08 to 17.8% in 1Q09, mainly as a consequence of US$1.1 million lower expenses at PPS resulting from lower provisioning and an effective control policy.

Quarterly results were impacted by a US$ 0.5 million translation loss resulting from exchange rate fluctuations, and increased income tax and profit sharing provisioning totaling US$ 2.2 million as a consequence of an enhanced bottom-line.

The contribution to Credicorp totaling US$ 5.1 million in 1Q09 exceeds both 1Q08’s and the US$ 7.4 million loss from 4Q08 that was impacted by the abovementioned adjustments in the investment portfolio’s value at PPs and PV during that period.

US$ Thousand	Net Earnigns *				Ajustment for	Total Contribution to
Period	PPS	PV	EPS	PGA	Consolidation	BAP
1Q08	(121)	2,544	797	3,093	(750)	2,343
2Q08	(7,657)	692	(2,759)	(9,525)	2,311	(7,214)
3Q08	(2,537)	4,569	(900)	1,221	(4,810)	(3,589)
4Q08	(9,253)	1,156	(1,731)	(9,824)	2,384	(7,440)
1Q09	1,852	4,281	805	6,884	(6,884)	5,230
Var % 1Q09 / 4Q08	n.a.	270%	n.a.	n.a.	-389%	n.a.
Var % 1Q09 / 1Q08	n.a.	68%	1%	123%	n.a.	-100%
* Including minority interest

VI.2	PACIFICO GENERAL P&C INSURANCE (PPS)

Net earnings to March 2009 reached US$ 1.8 million, or US$ 1.1 million above losses in 4Q08. This difference is mainly accounted for by three reasons: i) first quarter technical results worth US$ 8.7 million stemming from lower claims rates from 77.2% in 4Q08 to 65.3% in 1Q09; ii) 1Q09 financial earnings for US$ 3.1 million compared to a US$ 4 million loss in 4Q08 and iii) lower general expenses of US$ 1.1 million as a consequence of lower provisioning and effective expense containment.

The US$ 8.7 million technical result reached in 1Q09 is a significant increase above results of 4Q08 worth US$ 2.3 million mainly accounted for by the claims rate fall from 77.2% in 4Q08 to 65.3% in 1Q09.

Such improvement results from a fall in the General Insurance (RRGG) claim rate from 60.3% to 43.7%, in Medical Assistance from 100.2% to 79.9%, and in Car & Mandatory Car (SOAT is the Spanish acronym) Insurance from 77.1% to 72.1% between 4Q08 and 1Q09.

Car & SOAT technical results of US$ 1.6 million in 1Q09 reflect an improvement compared to 4Q08’s US$0.1 million.

Technical Results by Unit Business
	1Q09				4Q08
US$ millon	Vehicles & SOAT	Assistance	P&C	TOTAL PPS	Vehicles & SOAT	Assistance	P&C	TOTAL PPS
Net Premiums Earned	18.6	11.7	13.7	44.1	19.1	12.1	16.4	47.6
Technical Results	1.6	1.2	5.8	8.7	0.1	(1.3)	3.5	2.3
Net claims / Earned Net Premiums	72.1%	79.9%	43.7%	65.3%	77.1%	100.2%	60.3%	77.2%
Technical Results / Earned net Premiums	8.4%	10.6%	42.6%	19.6%	0.5%	-10.8%	21.6%	4.9%

Technical results in Car insurance worth US$ 1.4 million in 1Q09 compared to 4Q08 are a consequence of reduced claims rate from 73.9% in 4Q08 to 72.4% in 1Q09. A growth strategy introduced two years ago for this business aimed at improving market positioning. Growth of net premiums earned slowed down this quarter as the company approached its market size target. Moreover, PPS’s positioning allows it to tap synergies, introduce improved containment schemes and build a more efficient cost structure, thus achieving not only lower claims costs but also lower frequency, despite the significant increase in car theft experienced in recent years.

SOAT technical results in 1Q09 reached US$ 0.2 million, above the US$ 0.9 million loss experienced in 4Q08, an improvement explained by lower claims rate related to less numerous severe claims and measures adopted last year to enhance portfolio quality through a new pricing policy.

The Medical Assistance business accomplished technical results totaling US$ 1.2 million in 1Q09 thanks to lower claims rates. In 4Q08 IBNR actuarial reserves reached US$ 1.5 million aimed at determining a conservative reserve to hedge against the frequency and severity of fluctuations in this particular business line. Once this goal was accomplished at year end 2008 a lower need was felt to increase the actuarial reserve which reached US$ 0.1 million with only a marginal impact on results. Still, the claims ratio in the Medical Assistance business fell 20 points, from 100.2% in 4Q08 to 79.9% in 1Q09, of which 12 points are a consequence of lower IBNR reserves and 8 points result from measures and improvements introduced since 2008 to change rate schedules and terms for this business’s products and which are still successfully enforced without impairing the quality service provided by our company.

Claims rate in the General Insurance business dropped to 43.7%, a slide that continued for the fourth quarter in a row, thanks to a strategy to develop the ability to underwrite risk and manage reinsurance. Although net premiums earned in this business line are lower than in 4Q08, this lower figure must also be seen in the light of improved risk election to ultimately increase and stabilize technical results and reduce claims severity.

Claims - General insurance

Net financial income at PPS resulted in US$ 3.1 million earnings in 1Q09 compared to losses of US$ 4 million in 4Q08. The difference is accounted for by a US$ 6.9 million loss suffered in December 2008 through stocks’ impairment due to the international financial crisis.

In sum, the following is worth taking into account in regards of the 1Q09 bottom line for the General Insurance (PPS) business line: (i) Revenues from net insurance premiums reached US$ 44.1 million while (ii) total cost for operations reached US$ 44.2 million. These results give us a (iii) quarterly 100.2% combined ratio of which 65.3 points are net claims-related costs or expenditures (claims rate), 15.0 points are business purchasing costs, and the remaining 19.9 points are accounted for by general or administrative expenses.

The combined 100.2% ratio accomplished in 1Q09 is therefore very close to Pacífico Seguros Generales’s 99.9% target for 2009.

VI.3	PACIFICO VIDA

Pacifico Vida, our life insurance segment, realized profit before minority interests totaling US$ 6.9 million in 1Q09, higher than 4Q08’s US$ 1.8 million. The larger quarterly earnings are mainly a result of a US$ 1.6 million technical results, US$ 12.8 million financial income and US$ 7.0 million general expenses.

Technical results in 1Q09 worth US$ 1.6 million exceed 4Q08’s US$ 1 million thanks to lower claims rates in this year’s first quarter, down to 61.8% from 68.8% in last year’s closing quarter. Lower claims were recorded in particular in the group life and credit life products.

Net financial income totaling US$ 12.8 million in the first quarter are above the US$ 8.3 million earned in U$Q08 because of losses recorded in December 2008 in revenues from securities sales relating to the US$ 4.4 million adjustment prompted by impaired investments resulting to the international financial meltdown.

Products	Total Premiums			Change %
(US$ millon)	1Q09	4Q08	1Q08	4Q08	1Q08
Individual life	11.6	11.6	9.7	0.0%	20.4%
Individual annuity	10.6	8.0	12.0	33.2%	-33.5%
Disability & survivor ( Pension)	7.3	9.0	8.9	-19.2%	1.5%
Credit Life	5.3	5.7	4.2	-8.4%	36.7%
Personal accidents	2.6	2.6	2.1	0.1%	23.4%
Group life (Law)	2.4	1.9	2.3	27.5%	-19.3%
Group life	3.4	3.0	2.6	13.3%	13.7%
Limited workers compensation	2.7	2.2	2.2	26.4%	0.0%
TOTAL	45.9	44.0	44.0	4.3%	0.1%

General expenses in 1Q09 fell 4.7% compared to 4Q08 to US$7.0 million, or US$ 0.3 million less from one quarter to another.

After US$ 2.6 million minority interests paid to AIG, net profits of the life insurance segment reaches US$ 4.3 million in 1Q09, or a US$ 3.1 million increase compared to the prior quarter.

VI.4	PACIFICO HEALTH (EPS)

The health insurance business earned US$ 0.8 million profits in 1Q09, above losses of US$ 1.7 million in 4Q09, mainly thanks to a US$ 2.6 million increase in technical results compared to 4Q08.

Technical results reached US$ 3.2 million in 1Q09 compared to US$ 0.5 million accomplished in 4Q08. The claims rate in 1Q09 reached 82.5% or 8.8 points below the 4Q08 rate. Improvements are accounted for mainly by lower IBNR actuarial reserves in 1Q09 compared to 4Q08’s US$ 2.1 million, and a lower amount for claims resulting from changes in co-insurance and deductibles. The company continued adopting a strategy to adjust the terms of its health contracts to reduce the service costs and improve technical results, and revising conditions for accounts showing high consumption balances.

General expenses totaling US$ 2.4 million in 1Q09 remained unchanged compared to the previous quarter while miscellaneous revenues in 1Q09 increased US$ 0.2 million quarter over quarter due to last year’s lower collections provisioning.

VII. ECONOMIC OUTLOOK

Economic Activity

During the first quarter of 2009, Peruvian economy grew 2% compared to performance of 1Q08. It is important to underscore that Peru’s economy grew 0.2% in February, an outcome that was not only lower than expected but was also the lowest growth rate since July 2001. Thus, the annually adjusted growth rate declined for the fifth consecutive month, to 8.2% (9.8% at the end of 2008).

As in the first two months of last year, the construction industry was the leading growth industry, driven not just by lively home and shopping centre building, but also by various infrastructure works, including El Platanal hydropower plant, the Pampa Melchorita gas liquefaction plant in Pisco, the Cajamarquilla refinery and road building in Lima. However, trade slowed down notoriously, slipping from almost the top of the growth charts to one of the slowest industries in the first two months this year, driven by a sharp decline in imports. February’s results may seem particularly poor due to the comparison with a longer month in 2008, a leap year, inventory drawdown, slower government expenditure and strong downward slide of other Latin American economies.

The first quarter therefore exhibited modest growth though prospects are for a strong recovery as the year wears on and the global meltdown abates, an evolution expected for the second half, and also as the impact of fiscal and monetary stimulus measures starts to be felt.

Gross Domestic Product and Internal Demand
(Annualized percentage variation)

Source: INEI

External Sector

The declined trend of the trade balance was maintained. In the 12 months to February, the trade surplus reached US$ 2,244 million, below last years closing quarter US$ 846 million surplus, mainly due to the 32.7% annually adjusted imports’ growth (mostly capital goods driven by construction materials bought by Peru LNG, a natural gas company), and despite the fall in the last two months in the value of imports as a consequence of lower food and oil international prices. Exports from March 2008 to February 2009 totaled US$ 29,916 million (US$ 31,259 million in 2008) including 10.1% larger non traditional foreign sales and a 0.3% retrenchment of conventional exports. Lower prices now impact not just mineral sold abroad and other major conventional exports, but also non-conventional export products. Finally, as the Central Reserve Bank shied away from the exchange market and foreign currency inbound flows slowed down due to the international crisis, net international reserves dropped in the first quarter by US$ 266 million, closed at US$ 32,929 million on March 31, and continued to drop thereafter to reach US$ 30,754 million on April 22.

Exports and Imports
(Annualized percentage variation)

Source: BCRP

Prices and Exchange rate

Significantly lower than the rate at 2008 closing (6.7%) and the lowest on record since January last year. Yet, this rate is still above the Central Reserve Bank’s 2% ± 1 target rate. Declining prices in recent months is mostly due to a correction in imported foodstuff inputs’ prices worldwide. Local origin foods’ prices did not fall significantly likely as a consequence of supply interruptions triggered by bad weather. Underlying inflation reacted more slowly than total inflation but has shown signs of a slow retrenchment. Given reduced upward pressures on prices and a downcast scenario where the wholesale price index also appears to trend downwards amidst a more slowly paced economy, the Central Reserve Bank decided to cut the prime reference interest rate at its April session by 100 base points. World uncertainty and the Central Reserve Bank’s absence from the exchange market led to exchange rate volatility exceeding even that during the 2006 presidential elections. Although the exchange rate reached S/. 3.26 to the US dollar at the beginning of March, expectations among market players of a world recovery sharpened appetites for taking position in emerging markets and weakened the dollar. Thus, the exchange rate at the end of March closed at S/. 3.16 and remained on a downward trend in April.

Consumer price index	Exchange Rate and purchases US$ BCRP

(Annual percentage variation) (S/. per dollar and US$ MM)

Source: INEI, BCR

Fiscal Sector

Central government tax receipts to March dropped 7.0% compared to a year ago and recorded a first quarter 9.0% slide compared to last year’s first quarter. This pattern is a response to a drop in internal tax collection, 3.7% down, and customs duties’ decline of 11.9%. Slower internal tax collections were due to a drop in Income Tax charges (11.7% lower) though partially set off by growth in value added and excise taxes, which grew 6.4% and 21.7% respectively. A lower import duty collection is linked to smaller imports. Government expenditure grew, in particular for capital outlays, the impact of which is expected to start showing in the second half. Following three years of fiscal surplus, 2008 is expected to run a deficit the size of which will ultimately depend on the celerity in implementing the government’s Economic Stimulus Plan.

Fiscal Income of the Central Government (Annual percentage variation)

Source: Sunat

Banking System

Central Reserve Bank data revealed dollar denominated bank loans to business grew 15.9% in annual terms to March, compared to 26.6% at year-end 2008. The slower growth pace does not necessarily reflect a less dynamic economy, but rather a 14.9% annual depreciation rate, compared to 4.7% at the end of last year. On the contrary, local currency loans grew 33.2% to March, compared to 32.5% in December. Home loans grew the fastest (45.3% to February and 41.3% at the end of 2008) and were the only ones to experience any growth this year.

Deposits slowed growth and expanded 17.1% (21.5% at 2008 closing) particularly in time deposits, which slowed growth from 18.5% to 12.0% though savings and demand deposits also entered a slow annual growth stage.

Meanwhile the dollar may be gaining ground in the banking system contrary to recent evolutions towards less acute dollarization. Thus, the dollar’s share of deposits fell to 55.8% at the end of 2008 but bounced back to 57.5% in February mainly driven by savings where the dollar’s share climbed from 54.0% to 56.1%. Time deposits in dollar increased significantly from 57.6% to 59.3%. Dollar loans now account for 58.5% of total loans (57.5% at the end of 2008), in particular credits for micro-businesses. Meanwhile, the dollar continued to lose share in the mid-market loan segment.

Finally, interest rates remained relatively stable and even slipped slightly in recent months, in line with the Central Bank’s efforts to spur credits and abate the economic slowdown. The charge rate in Nuevos Soles (TAMN) closed March at 22.6% (23.0% at the end of 2008), while at the end of the first quarter the dollar charge rate (TAMEX) closed at 10.1% (compared to 10.5% at 2008 closing). While the paying rate in dollars dropped from 1.9% to 1.6% over the same period, the paying rate in local currency (TIPMN) did increase from 3.8% to 4.0 in the first three months.

Main Financial Indicators

	2006	2007					2008
	Year	IQ	IIQ	IIIQ	IVQ	Year	IQ	IIQ	IIIQ	IVQ	Year

GDP (US$ MM)	92,439	23,855	27,510	26,579	29,561	107,504	30,341	34,904	32,527	29,966	127,738
Real GDP (var. %)	7.7	8.5	8.1	8.9	9.8	8.9	10.3	11.7	10.7	6.7	9.8
GDP per-cápita (US$)	3,400	3,454	3,971	3,825	4,242	3,873	4,340	4,978	4,612	4,211	4,535
Domestic Demand (var. %)	10.3	11.5	10.8	13.4	11.7	11.8	11.9	14.6	13.5	9.3	12.3
Consumption (var. %)	6.4	8.3	8.1	8.0	9.0	8.3	8.4	9.4	9.5	8.0	8.8
Private Investment (var. %)	18.9	16.9	22.5	27.9	22.5	22.6	23.0	35.8	31.5	22.5	28.0
CPI (annual change %)	1.1	0.3	1.6	2.8	3.9	3.9	5.5	5.7	6.2	6.7	6.7
Exchange rate, eop (S/. per US$)	3.20	3.18	3.17	3.09	3.00	3.00	2.74	2.97	2.98	3.14	3.14
Devaluation (annual change %)	-6.8	-5.2	-2.8	-5.0	-6.1	-6.1	-13.8	-6.4	-3.6	4.7	4.7
Exchange rate, average (S/. per US$)	3.26	3.19	3.17	3.14	2.98	3.12	2.89	2.81	2.90	3.09	2.92
Non Financial Public Sector (% of GDP)	2.1	5.0	8.1	2.1	-2.4	3.1	4.3	5.4	1.4	-2.7	2.1
Central government current revenues (% of GDP)	17.4	17.3	20.4	17.5	17.1	18.1	18.0	19.4	18.4	17.0	18.2
Tax income (% of GDPI)	15.0	14.9	17.6	15.2	14.7	15.6	15.4	16.4	15.7	14.9	15.6
Non Tax Income (% of GDP)	2.4	2.4	2.8	2.3	2.4	2.5	2.5	3.0	2.7	2.1	2.6
Current expenditures (% of GDPI)	12.3	11.7	14.0	11.5	13.1	12.6	10.4	10.5	16.1	12.4	12.4
Capital expenditures (% of GDP)	2.0	0.7	1.1	1.5	3.5	1.8	0.8	1.4	1.9	3.2	1.8
Trade Balance (US$ MM)	8,986	1,531	2,170	2,250	2,336	8,287	1,505	920	838	-173	3,090
Exports (US$ MM)	23,830	5,739	6,665	7,540	7,938	27,882	7,771	8,470	8,814	6,474	31,529
Imports (US$ MM)	14,844	4,208	4,495	5,290	5,602	19,595	6,265	7,550	7,976	6,648	28,439
Current Account Balance (US$ MM)	2,866	-15	207	338	688	1,220	-848	-1,581	-993	-757	-4,180
Current Account Balance (% of GDP)	3.1	-0.1	0.8	1.3	2.3	1.1	-2.8	-4.5	-3.1	-2.5	-3.3

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for forward-looking statements:

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$ thousands, IFRS)

	As of			Mar-09/	Mar-09/
	Mar-09	Dec-08	Mar-08	Mar-08	Dec-08

Assets
Cash and due from banks
Non-interest bearing	920,392	2,655,820	585,618	57.2%	-65.3%
Interest bearing	3,029,996	1,107,181	2,195,174	38.0%	173.7%
Total cash and due from banks	3,950,387	3,763,001	2,780,792	42.1%	5.0%

Marketable securities, net	29,973	36,084	41,538	-27.8%	-16.9%

Loans	10,119,759	10,546,378	8,919,841	13.5%	-4.0%
Current	10,002,756	10,463,514	8,848,671	13.0%	-4.4%
Past Due	117,003	82,864	71,169	64.4%	41.2%
Less - Reserve for possible loan losses	(240,267)	(224,337)	(220,617)	8.9%	7.1%
Loans, net	9,879,492	10,322,042	8,699,223	13.6%	-4.3%

Investments securities available for sale	5,266,472	4,972,592	6,802,999	-22.6%	5.9%
Reinsurance assets	184,579	165,144	112,457	64.1%	11.8%
Premiums and other policyholder receivables	98,693	111,561	94,406	4.5%	-11.5%
Property, plant and equipment, net	326,019	329,458	275,206	18.5%	-1.0%
Due from customers on acceptances	202,563	232,580	49,637	308.1%	-12.9%
Other assets	1,133,882	1,130,639	1,089,004	4.1%	0.3%

Total Assets	21,072,060	21,063,099	19,945,264	5.6%	0.0%

Liabilities and shareholders' equity
Deposits and Obligations
Non-interest bearing	4,213,305	4,345,273	2,875,990	46.5%	-3.0%
Interest bearing	9,114,489	9,434,142	10,053,298	-9.3%	-3.4%
Total deposits and Obligations	13,327,794	13,779,414	12,929,288	3.1%	-3.3%

Due to banks and correspondents	2,768,068	2,330,707	2,439,363	13.5%	18.8%
Acceptances outstanding	202,563	232,580	49,637	308.1%	-12.9%
Reserves for property and casualty claims	875,335	822,856	742,774	17.8%	6.4%
Reserve for unearned premiums	137,985	144,914	127,285	8.4%	-4.8%
Reinsurance payable	39,722	55,841	24,444	62.5%	-28.9%
Bonds and subordinated debt	866,978	799,083	743,065	16.7%	8.5%
Other liabilities	1,076,530	1,101,376	899,350	19.7%	-2.3%
Minority interest	108,990	106,933	139,378	-21.8%	1.9%
Total liabilities	19,403,966	19,373,705	18,094,584	7.2%	0.2%

Capital stock	471,852	471,912	471,912	0.0%	0.0%
Treasury stock	(73,107)	(73,107)	(73,107)	0.0%	0.0%
Capital surplus	140,693	140,693	140,693	0.0%	0.0%
Reserves	1,053,494	815,387	587,218	79.4%	29.2%
Unrealized gains	(35,415)	(45,171)	176,231	-120.1%	-21.6%
Retained earnings	110,578	379,680	547,733	-79.8%	-70.9%
Net Shareholder's equity	1,668,094	1,689,394	1,850,680	-9.9%	-1.3%

Total liabilities and net shareholder's equity	21,072,060	21,063,099	19,945,264	5.6%	0.0%

Contingent Credits	6,225,515	6,083,243	6,066,208	2.6%	2.3%

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change %
				1Q09/	1Q09/
	1Q09	4Q08	1Q08	1Q08	4Q08

Interest income and expense
Interest and dividend income	325,909	356,374	325,264	0.2%	-8.5%
Interest expense	(120,043)	(142,145)	(133,997)	-10.4%	-15.5%
Net interest income	205,866	214,230	191,267	7.6%	-3.9%

Provision for loan losses	(26,425)	(5,621)	(16,191)	63.2%	370.1%

Non financial income
Fee income	98,295	93,676	99,647	-1.4%	4.9%
Net gain on foreign exchange transactions	19,516	32,559	20,606	-5.3%	-40.1%
Net gain on sales of securities	50,315	18,811	24,310	107.0%	167.5%
Other	9,980	14,341	7,522	32.7%	-30.4%
Total non financial income, net	178,105	159,387	152,085	17.1%	11.7%
Insurance premiums and claims
Net premiums earned	99,069	105,044	88,390	12.1%	-5.7%
Net claims incurred	(18,650)	(24,435)	(19,854)	-6.1%	-23.7%
Increase in cost for life and health policies	(51,912)	(60,324)	(56,237)	-7.7%	-13.9%
Total other operating income, net	28,507	20,284	12,298	131.8%	40.5%
Operating expenses
Salaries and employees benefits	(94,100)	(107,010)	(88,504)	6.3%	-12.1%
Administrative, general and tax expenses	(74,773)	(83,270)	(58,913)	26.9%	-10.2%
Depreciation and amortization	(17,288)	(16,224)	(13,733)	25.9%	6.6%
Merger Expenses	-	-	-	100.0%	100.0%
Other	(35,051)	(13,757)	(22,950)	52.7%	154.8%
Total operating expenses	(221,212)	(220,262)	(184,100)	20.2%	0.4%
Income before non-recuring items, translation results,workers' profit sharing and income taxes	164,842	168,018	155,359	6.1%	-1.9%
Translation result	(4,708)	(31,813)	68,695	-106.9%	-85.2%
Impairment	(4,437)	(40,856)	-	0.0%	-89.1%
Provision Atlantic Blue Chip Fund propietary exposure	-	(43,489)	-	0.0%	-100.0%
Workers’ profit sharing	(4,579)	(4,260)	(5,417)	-15.5%	7.5%
Income taxes	(33,630)	(29,512)	(33,912)	-0.8%	14.0%
Net income	117,488	18,088	184,726	-36.4%	549.5%
Minority interest	6,910	4,597	6,728	2.7%	50.3%
Net income attributed to Credicorp	110,578	13,491	177,998	-37.9%	719.6%

CREDICORP LTD. AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter
	1Q09	4Q08	1Q08

Profitability
Net income per common share (US$ per share)(1)	1.39	0.17	2.23
Net interest margin on interest earning assets (2)	4.72%	4.89%	4.47%
Return on average total assets (2)(3)	2.10%	0.26%	3.73%
Return on average shareholders' equity (2)(3)	26.35%	3.10%	40.41%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76

Quality of loan portfolio
Past due loans as a percentage of total loans	1.16%	0.79%	0.80%
Reserves for loan losses as a percentage of total past due loans	205.35%	270.73%	309.99%
Reserves for loan losses as a percentage of total loans	2.37%	3.95%	2.47%

Operating efficiency
Oper. expense as a percent. of total income (5)	44.04%	46.35%	40.30%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	3.53%	3.95%	3.38%

Average balances (millions of US$) (3)
Interest earning assets	17,454.28	17,519.39	17,099.14
Total Assets	21,067.58	20,916.29	19,072.89
Net equity	1,678.74	1,741.59	1,762.12

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expense does not include Other expenses.
(6) For holding's financial institutions.
(7) Risk-weighted assets include market risk.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousands, IFRS)

	As of			Change %
	Mar-09	Dec-08	Mar-08	Mar- 09/ Mar-08	Mar-09/ Dec 08

ASSETS
Cash and due from banks	3,735,010	3,526,552	2,640,741	41.4%	5.9%
Cash and BCRP	2,959,967	2,620,166	2,304,499	28.4%	13.0%
Deposits in other Banks	747,836	875,302	330,662	126.2%	-14.6%
Interbanks	25,134	28,662	1,468	1611.7%	-12.3%
Accrued interest on cash and due from banks	2,073	2,422	4,111	-49.6%	-14.4%

Marketable securities, net	29,973	36,084	38,538	-22.2%	-16.9%

Loans
Current	9,914,864	10,362,659	8,767,674	13.1%	-4.3%
Past Due	116,235	82,064	70,015	66.0%	41.6%
Less - Reserve for possible loan losses	(240,091)	(223,161)	(219,295)	9.5%	7.6%
Loans, net	9,791,008	10,221,562	8,618,394	13.6%	-4.2%

Investment securities available for sale	3,672,154	3,406,248	4,928,259	-25.5%	7.8%
Property, plant and equipment, net	259,043	261,967	217,746	19.0%	-1.1%
Due from customers acceptances	202,563	232,580	49,594	308.4%	-12.9%
Other assets	834,183	822,440	806,106	3.5%	1.4%

Total Assets	18,523,934	18,507,433	17,299,378	7.1%	0.1%

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits and obligations	13,608,169	14,063,720	12,938,927	5.2%	-3.2%
Demand deposits	4,164,233	5,891,382	3,726,879	11.7%	-29.3%
Saving deposits	3,162,172	2,968,842	2,749,983	15.0%	6.5%
Time deposits	5,217,625	4,090,043	5,543,993	-5.9%	27.6%
Severance indemnity deposits (CTS)	987,247	1,039,887	859,630	14.8%	-5.1%
Interest payable	76,892	73,566	58,442	31.6%	4.5%

Due to banks and correspondents	1,629,959	1,179,863	1,538,238	6.0%	38.1%
Bonds and subordinated debt	876,708	809,148	768,783	14.0%	8.3%
Acceptances outstanding	202,563	232,580	49,594	308.4%	-12.9%
Other liabilities	890,983	817,304	805,225	10.7%	9.0%

Total liabilities	17,208,382	17,102,615	16,100,768	6.9%	0.6%

NET SHAREHOLDERS' EQUITY	1,312,090	1,400,404	1,195,587	9.7%	-6.3%
Capital stock	667,646	439,474	364,706	83.1%	51.9%
Reserves	388,365	388,062	388,062	0.1%	0.1%
Unrealized Gains and Losses	40,652	34,746	90,285	-55.0%	17.0%
Retained Earnings	115,445	114,593	186,761	-38.2%	0.7%
Income for the year	99,982	423,529	165,772	-39.7%	-76.4%

Minority interest	3,461	4,414	3,022	14.5%	-21.6%

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	18,523,933	18,507,433	17,299,378	7.1%	0.1%

CONTINGENT CREDITS	6,219,698	6,047,377	6,071,114	2.4%	2.8%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Three months ended			Change %
	1Q09	4Q08	1Q08	1Q09/ 1Q08	1Q09/ 4Q08

Interest income and expense
Interest and dividend income	302,370	327,007	296,660	1.9%	-7.5%
Interest expense	(116,209)	(137,684)	(124,050)	-6.3%	-15.6%

Net interest and dividend income	186,161	189,323	172,610	7.9%	-1.7%

Provision for loan losses	(27,180)	(6,428)	(16,951)	60.3%	322.8%
Non financial income
Banking services commissions	77,553	84,826	79,747	-2.8%	-8.6%
Net gain on foreign exchange transactions	20,328	33,175	19,971	1.8%	-38.7%
Net gain on sales of securities	46,291	15,325	22,655	104.3%	202.1%
Other	4,074	8,106	2,190	86.1%	-49.7%
Total fees and income from services, net	148,246	141,432	124,563	19.0%	4.8%
Operating expenses
Salaries and employees benefits	(79,349)	(88,805)	(70,553)	12.5%	-10.6%
Administrative expenses	(63,553)	(74,407)	(48,520)	31.0%	-14.6%
Depreciation and amortization	(13,756)	(12,740)	(10,364)	32.7%	8.0%
Other	(16,437)	3,984	(8,471)	94.0%	-512.6%
Total operating expenses	(173,095)	(171,967)	(137,908)	25.5%	0.7%
Income before translation results, workers' profit sharing and income taxes	134,132	152,360	142,314	-5.7%	-12.0%
Translation result	(4,260)	(28,346)	57,249	-107.4%	-85.0%
Workers’ profit sharing	(3,815)	(4,708)	(5,073)	-24.8%	-19.0%
Income taxes	(25,792)	(32,143)	(28,292)	-8.8%	-19.8%
Minority Interest	(283)	(532)	(425)	-33.4%	-46.8%
Net income	99,982	86,631	165,773	-39.7%	15.4%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	1Q09	4Q08	1Q08

Profitability
Net income per common share (US$ per share)(1)	0.066	0.057	0.129
Net interest margin on interest earning assets (2)	4.45%	4.55%	4.65%
Return on average total assets (2)(3)	2.16%	1.88%	4.08%
Return on average shareholders' equity (2)(3)	29.49%	25.48%	56.96%
ROE before transalation results	30.83%	33.97%	37.44%
No. of outstanding shares (millions)	1,508.29	1,508.29	1,286.53

Quality of loan portfolio
Past due loans as a percentage of total loans	1.16%	0.79%	0.79%
Reserves for loan losses as a percentage of total past due loans	206.56%	271.93%	313.21%
Reserves for loan losses as a percentage of total loans	2.39%	2.14%	2.48%

Operating efficiency
Oper. expense as a percent. of total income (4)	55.15%	57.25%	47.53%
Oper. expense as a percent. of av. tot. assets(2)(3)(4)	3.38%	3.83%	3.19%

Capital adequacy
Total Regulatory Capital (US$Mn)	1,390	1,303	1,274
'Risk-weighted assets (US$Mn)	10,407	10,788	9,169
Regulatory capital / risk-weighted assets (5)	12.5%	11.5%	13.8%

Average balances (millions of US$) (3)
Interest earning assets	16,746.5	16,661.2	14,859.0
Total Assets	18,515.7	18,390.9	16,235.4
Net equity	1,356.2	1,360.1	1,164.1

(1) Shares outstanding of 1,287 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions.
Operating expense includes personnel expenses, administrative expenses and depreciation and amortization
(5) Risk-weighted assets include market risk assets

EL PACIFICO-PERUANO SUIZA Y SUBSIDIARIAS
Chart 8
(in thousand dollars)

	Balance to and for the period of Three month ending			Change %
	31-Mar-08	31-Dec -08	31-Mar-09	1Q09/1Q08	1Q09/4Q08
	1Q08	4Q08	1Q09
Results

Total Premiums	137,491	152,497	138,237	0.5%	-9.4%
Ceded Premiums	27,294	34,518	23,104	-15.4%	-33.1%
Adjusment of reserves	18,606	10,130	13,161	-29.3%	29.9%
Earned net premiums	91,591	107,849	101,972	11.3%	-5.4%
Direct claims	97,066	95,714	107,990	11.3%	12.8%
Ceded claims	20,975	10,954	37,428	78.4%	241.7%
Net claims	76,091	84,760	70,562	-7.3%	-16.8%
Direct commissions	10,521	18,066	16,902	60.7%	-6.4%
Commissions received	2,443	2,050	2,349	-3.9%	14.6%
Net commissions	8,078	16,016	14,554	80.2%	-9.1%
Technical expenses	9,343	5,772	5,709	-38.9%	-1.1%
Technical resolves	2,457	2,618	2,267	-7.7%	-13.4%
Net technical expenses	6,886	3,154	3,443	-50.0%	9.2%
Technical results	535	3,920	13,414	2405.0%	242.2%

Financial income	15,402	18,273	14,164	-8.0%	-22.5%
Gains pn sale of real state and secutirities	2,507	(14,210)	1,675	-33.2%	111.8%
Renting ( Net of expenses)	728	751	866	18.9%	15.4%
(-) Financial expenses	425	523	685	60.9%	30.8%
Financial income, net	18,212	4,291	16,020	-12.0%	273.4%

Salaries and benefits	11,186	10,953	9,799	-12.4%	-10.5%
Administrative expenses	8,913	8,685	8,333	-6.5%	-4.0%
Third party services	4,127	3,668	3,936	-4.6%	7.3%
Sundry management expenses	1,802	1,549	1,756	-2.6%	13.4%
Provisions	1,173	1,237	1,261	7.5%	1.9%
Taxes	1,163	1,231	1,196	2.8%	-2.9%
Other expenses	648	1,000	185	-71.4%	-81.5%
General expenses	20,099	19,637	18,132	-9.8%	-7.7%

Other income	875	1,352	916	4.7%	-32.3%
Traslations results	5,924	(2,669)	(511)	-108.6%	-80.9%
Employee participations and income tax	795	(3,630)	2,199	176.4%	160.6%

Income before minority interest	4,652	(9,115)	9,508	104.4%	204.3%
Minority interest	1,559	709	2,624	68.3%	270.1%

Net income	3,093	(9,824)	6,884	122.6%	170.1%

Balance ( end of period)

Total Assets	1,257,642	1,308,096	1,323,292	5.2%	1.2%
Invesment on securities and real state (1)	866,924	822,297	828,689	-4.4%	0.8%
Technical reserves	871,313	968,499	1,013,762	16.3%	4.7%
Net equity	208,946	146,255	156,333	-25.2%	6.9%

Ratios

Ceded	19.9%	22.6%	16.7%
Groos loss ratio	70.6%	62.8%	78.1%
Net claims/ earned net premiums	83.1%	78.6%	69.2%
Acquisition costs/ earned premium	8.8%	14.9%	14.3%
Commissions+technical expenses, net / earned net premiums	16.3%	17.8%	17.6%
Technical results / total premium	0.4%	2.6%	9.7%
Technical results / earned net premiums	0.6%	3.6%	13.2%
General expenses / earned net premiums	21.9%	18.2%	17.8%
Net income/ total premium	2.2%	-6.4%	5.0%
Return on equity (2)(3)	6.1%	-23.8%	19.5%
Return on total premiums	2.2%	-6.4%	5.0%
Net equity / Total Assets	16.6%	11.2%	11.8%
Increase in technical reserves	16.9%	8.6%	11.4%
General expenses / Assets (2)(3)	6.7%	6.2%	5.6%

Combined ratio of PPS + PS (4)	115.6%	112.3%	99.1%
Net claims / earned net premiums	85.5%	82.6%	72.2%
General expenses and commissions / earned net premiums	30.1%	29.7%	26.9%

(1)Real state investment were excluded
(2) Annualized
(3) Average are determined as the average of period - begging and period ending
(4) Without consolidated adjusments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2009

CREDICORP LTD.

By:	/s/ Guillermo Castillo
Guillermo Castillo Authorized Representative